SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 4

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2013

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2013, as subsequently amended, as follows:

-	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 1 hereof to the “Exchange Rate Information” section;

-	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” section with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 2 to 4 hereof;

-	Exhibit (d) is hereby amended by adding the section “Recent Developments—The Federal Republic of Germany—Public Finance” on pages 5 to 7 hereof to the “Recent Developments—The Federal Republic of Germany” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on page 7 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section;

-	Exhibit (d) is hereby amended by replacing the text under the caption “KfW” with the text on pages 8 to 40 hereof;

-	Exhibit (e) is hereby replaced by Exhibit (e) attached hereto; and

-	Exhibit (f) is hereby replaced by Exhibit (f) attached hereto.

This report is intended to be incorporated by reference into KfW’s prospectus dated November 15, 2013 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

ii

iii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On April 15, 2015, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.0579 (EUR 0.9453 per U.S. dollar).

EXCHANGE RATE INFORMATION

We file reports with the Securities and Exchange Commission giving financial and economic data expressed in euro.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from February 2015 through April 2015 (through April 10, 2015), as published on a weekly basis by the Federal Reserve Bank of New York.

	High	Low
February 2015	1.1462	1.1197
March 2015	1.1212	1.0524
April 2015 (through April 10, 2015)	1.1008	1.0598

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
4th quarter 2013	0.4	1.1
1st quarter 2014	0.8	2.4
2nd quarter 2014	-0.1	1.4
3rd quarter 2014	0.1	1.2
4th quarter 2014	0.7	1.4

(1)	Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

Germany’s gross domestic product (“GDP”) increased by 0.7% after price, seasonal and calendar adjustments in the fourth quarter of 2014 compared to the third quarter of 2014. Compared to the previous quarter, positive contributions mainly came from domestic demand. The final consumption expenditure of households rose by another 0.8% and government final consumption expenditure increased by 0.2% on the previous quarter. A positive development was also observed for fixed capital formation. Gross fixed capital formation in machinery and equipment (+0.4%) and in other products (+0.2%) showed moderate increases, while the increase in construction was markedly higher (+2.1%) than in the third quarter of 2014. There was almost no change with respect to inventories (negative contribution to growth of –0.2 percentage points). Overall, domestic uses contributed +0.5 percentage points to GDP growth in the fourth quarter of 2014. External demand again grew significantly in the fourth quarter of 2014. According to provisional calculations, exports of goods and services were up by 1.3% compared with the third quarter of 2014. Imports, however, saw a similar increase (+1.0%). Arithmetically, the balance of exports and imports thus contributed +0.2 percentage points to GDP growth.

In a year-on-year comparison, the German economy accelerated slightly since summer. GDP in the fourth quarter of 2014 increased by 1.4% in price- and calendar-adjusted terms, following an increase of 1.2% in the third quarter of 2014.

Source: Statistisches Bundesamt, Detailed gross domestic product results for the 4th quarter of 2014, press release of February 24, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/02/PE15_61_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year
March 2014	0.3	1.0
April 2014	-0.2	1.3
May 2014	-0.1	0.9
June 2014	0.3	1.0
July 2014	0.3	0.8
August 2014	0.0	0.8
September 2014	0.0	0.8
October 2014	-0.3	0.8
November 2014	0.0	0.6
December 2014	0.0	0.2
January 2015	-1.1	-0.4
February 2015	0.9	0.1
March 2015	0.5	0.3

In March 2015, consumer prices in Germany rose by 0.3% compared to March 2014. The low inflation rate in March 2015 was due mainly to a 11.3% decrease in prices for mineral oil products from March 2014 to March 2015. Most notably, prices for heating oil and motor fuels decreased by 19.1% and 8.8%, respectively, compared to the corresponding period in 2014. Overall, the prices for energy decreased by 5.7% from March 2014 to March 2015. Excluding the prices of energy products, the inflation rate in March 2015 compared to March 2014 would have been 1.0%.

Food prices decreased by 0.1% in March 2015 compared to March 2014. Overall, the prices of goods decreased by 0.8% in March 2015 compared to March 2014, not only as a result of decreasing energy and food prices, but also due to decreases of 8.1% and 6.2%, respectively, in the prices of telephones and consumer electronics. By contrast, prices for services increased by 1.2% in March 2015 compared to March 2014, due mainly to a 1.3% increase in net rents exclusive of heating expenses.

Compared to February 2015, the consumer price index in March 2015 increased by 0.5%. Notable price increases of 6.1% and 8.3% were observed for clothing and for footwear, respectively. Overall, energy prices increased by 1.4% from February 2015 to March 2015, while prices for food decreased by 0.1% in March 2015 compared to February 2015.

Source: Statistisches Bundesamt, Consumer prices in March 2015: +0.3% on March 2014, press release of April 15, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/04/PE15_133_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
February 2014	5.4	5.1
March 2014	5.4	5.0
April 2014	5.1	5.0
May 2014	4.8	5.0
June 2014	4.8	5.0
July 2014	4.7	5.0
August 2014	5.0	5.0
September 2014	4.9	5.0
October 2014	4.8	5.0
November 2014	5.0	4.9
December 2014	4.5	4.9
January 2015	4.9	4.8
February 2015	5.3	4.8

(1)	The time series on unemployment are based on the German Labour Force Survey.

(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

The number of employed persons increased by approximately 386,000 persons, or 0.9%, from February 2014 to February 2015. Compared to January 2015, the number of employed persons in February 2015 increased by approximately 28,000, after adjustment for seasonal fluctuations.

In February 2015, the number of unemployed persons decreased by approximately 60,000, or 2.6%, compared to February 2014. When adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in February 2015 decreased by 1.0% to 2.00 million compared to January 2015.

Sources: Statistisches Bundesamt, February 2015: employment up 0.9% on a year earlier, press release of March 31, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/03/PE15_116_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Tabelle 13231-0001, Erwerbslose, Erwerbstätige, Erwerbspersonen, Erwerbslosenquote: Deutschland, Monate, Original- und bereinigte Daten

(https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January to February 2015	January to February 2014
Trade in goods, including supplementary trade items	35.0	33.2
Services	-4.8	-5.6
Primary income	14.2	11.1
Secondary income	-11.9	-11.3

Current account	32.5	27.5

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in February 2015: +3.9% on February 2014, press release of April 9, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/04/PE15_126_51.html).

Public Finance

Revenues and Expenditures

The following table presents revenues and expenditures in the public sector for 2010 to 2014:

GENERAL GOVERNMENT ACCOUNTS (1)

	2014	2013	2012	2011	2010

	(EUR in billions)
Federal Government, Länder governments and municipalities
Revenue	839.3	811.2	793.9	769.4	718.2
of which: Taxes (2)	660.4	637.9	619.8	594.7	551.8
Expenditure	824.7	813.2	809.6	808.1	826.9

Balance	14.6	-1.9	-15.7	-38.7	-108.7
Social security funds
Revenue	557.3	540.1	539.2	528.7	517.2
Expenditure	553.9	534.0	520.9	513.2	513.4

Balance	3.4	6.1	18.3	15.4	3.9
General government
Revenue	1,293.8	1,249.4	1,217.8	1,179.5	1,110.4
Expenditure	1,275.8	1,245.3	1,215.2	1,202.7	1,215.3

Balance	18.0	4.2	2.6	-23.3	-104.8

(1)	Definition according to the national accounts.
(2)	Excluding capital taxes and taxes of domestic sectors paid to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2014 (March 2015), Tables 3.4.3.2, 3.4.3.3 and 3.4.3.7.

The following table presents data on the general government deficit/surplus and the general government gross debt for 2014 as well as projections for 2015 to 2019 in accordance with the April 2015 update of the German stability program:

GENERAL GOVERNMENT DEFICIT/SURPLUS AND GENERAL GOVERNMENT GROSS DEBT

	2019		2018		2017		2016		2015		2014

	(% of GDP)
General government deficit (-) / surplus (+)		1/2		1/4		1/4	0			1/4	0.6
General government gross debt	61	1/2	63	3/4	66		68	3/4	71	1/2	74.7

Source: Bundesministerium der Finanzen, Bundeskabinett beschließt Stabilitätsprogramm 2015, press release of April 15, 2015 (http://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2015/04/2015-04-15-PM16.html?source=stdNewsletter).

Debt of the Federal Government

The following table summarizes the direct debt of the Federal Government as of December 31, 2014:

SUMMARY OF THE DIRECT DEBT OF THE FEDERAL GOVERNMENT

Principal amount outstanding as of December 31, 2014
(EUR in millions)
Federal Bonds (Bundesanleihen)	691,405
Inflation-linked Securities (inflationsindexierte Bundeswertpapiere)	65,000
Five-year Federal Notes (Bundesobligationen)	251,000
Federal Treasury Notes (Bundesschatzanweisungen)	107,000
Federal Savings Notes (Bundesschatzbriefe)	2,375
Treasury Discount Paper (Unverzinsliche Schatzanweisungen)	27,993
Federal Treasury Financing Paper (Finanzierungsschätze)	0
German Government Day-Bonds (Tagesanleihe des Bundes)	1,187
Further short term debt (≤ 1 year)	1,873
Borrowers’ note loans (Schuldscheindarlehen)	11,971
of which:
– From residents	11,652
– From non-residents	319
Old debt (1)	4,430
of which:
– Equalization claims	4,150
Other	40
Repurchased debt	49,301

Total	1,114,973

(1)	Mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.

Source: Bundesrepublik Deutschland Finanzagentur GmbH, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland, published on January 8, 2015 (http://www.deutsche-finanzagentur.de/fileadmin/user_upload/finanzagentur/pdf/schuldenstand_jahresarchiv.pdf).

Other Recent Developments

Germany’s Current Account Surplus and the Macroeconomic Imbalance Procedure

In February 2015, the European Commission stepped up the macroeconomic imbalance procedure (“MIP”) concluding that Germany experiences imbalances that require decisive policy action and monitoring. The European Commission points out that risks have increased in light of the persistence of insufficient private and public investment, which represents a drag on growth, and contributes to the very high current account surplus which continues to deserve close attention.

Source: European Commission, European Semester 2015: College decisions, press release of February 25, 2015 (http://europa.eu/rapid/press-release_IP-15-4504_en.htm).

Financial Assistance to Euro Area Member States

In February 2015, the newly elected Greek government requested an extension of the availability of funds under the European Financial Stability Facility (EFSF). Following this request, the Eurogroup, an informal body where ministers of the euro area member states discuss matters relating to their shared responsibilities with respect to the euro, agreed to extend the program by four months until the end of June 2015. The extension is supposed to permit Greek authorities to achieve a successful conclusion of the review under the second program and the design of follow-on arrangements. Following this decision, EUR 1.8 billion are still available for disbursement to Greece under the second program. In addition, the transfer of EUR 1.8 billion of the 2014 profits from the European Central Bank Securities Markets Programme remains available for Greece. Any disbursement is conditional upon the successful conclusion of the final review under the second program and the approval of the Eurogroup.

Sources: EFSF, EFSF Board of Directors extends MFFA for Greece until 30 June 2015, press release of February 27, 2015 (http://www.efsf.europa.eu/mediacentre/news/2015/efsf-board-of-directors-extends-mffa-for-greece-until-30-june-2015.htm); Council of the EU, Eurogroup (http://www.consilium.europa.eu/en/council-eu/eurogroup/).

KFW

GENERAL

Overview

KfW is a public law institution (Anstalt des öffentlichen Rechts) serving domestic and international public policy objectives of the Federal Government (“Federal Government”) of the Federal Republic of Germany (“Federal Republic”). KfW promotes its financing activities under the umbrella brand name KfW Bankengruppe. It conducts its business in the following business sectors:

•	Mittelstandsbank (SME Bank) promotes small and medium-sized enterprises (“SMEs”), business founders, start-ups and self-employed professionals;

•

Kommunal- und Privatkundenbank/Kreditinstitute (Municipal and private client bank/credit institutions) provides housing-related loans and grants as well as financing for education to private individuals, offers financing for infrastructure projects, primarily for municipalities, and grants global funding instruments to promotional institutes of the German federal states (Landesförderinstitute) and other financial institutions;

•

Export and project finance: KfW IPEX-Bank GmbH (“KfW IPEX-Bank”) offers customized financing for exports and project and corporate financing worldwide. KfW IPEX-Bank is a legally independent entity wholly owned by KfW;

•

Promotion of developing and transition countries: KfW Entwicklungsbank (KfW Development Bank) is responsible for KfW’s public sector development cooperation activities, and DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH (German Investment and Development Company, “DEG”) finances private-sector investments in developing countries. DEG is a legally independent entity wholly owned by KfW; and

•	Capital markets, which comprises KfW’s treasury, funding, asset management and other capital markets-related activities.

With total assets of EUR 489.1 billion as of December 31, 2014, including loans and advances of EUR 367.2 billion, KfW is Germany’s flagship promotional bank and ranks among Germany’s largest financial institutions. KfW’s promotional business volume amounted to EUR 74.1 billion in 2014.

KfW’s offices are located at Palmengartenstraße 5-9, 60325 Frankfurt am Main, Germany. KfW’s telephone number is 011-49-69-74310. KfW also maintains branch offices in Berlin and Bonn, Germany, as well as a liaison office to the European Union in Brussels, Belgium.

Ownership

The Federal Republic holds 80% of KfW’s subscribed capital, and the German federal states (each, a “Land” and together, the “Länder”) hold the remaining 20%. The Law Concerning KfW (Gesetz über die Kreditanstalt für Wiederaufbau, or the “KfW Law”) does not provide for shareholders’ meetings; instead, the Board of Supervisory Directors assumes the responsibilities of a shareholders’ meeting. For more information on the Board of Supervisory Directors, see “Management and Employees—Board of Supervisory Directors.”

Shares in KfW’s capital may not be pledged; they may not be transferred to entities other than the Federal Republic or the Länder. Capital contributions have been, and are expected to continue to be, made to KfW in such proportions as to maintain the relative shares of capital held by the Federal Republic and the Länder.

Legal Status

KfW is organized under the KfW Law as a public law institution with unlimited duration. As a public law institution serving public policy objectives of the Federal Government, KfW itself is not subject to corporate taxes (although certain of its subsidiaries are) and as a promotional bank, KfW does not seek to maximize profits. KfW does, however, seek to maintain an overall level of profitability that allows it to strengthen its equity base in order to support its promotional activities. KfW is prohibited under the KfW Law from distributing profits, which are instead allocated to statutory reserves and to separately reportable reserves. KfW is generally also prohibited under the KfW Law from taking deposits or engaging in the financial commission business.

Relationship with the Federal Republic

Guarantee of the Federal Republic

The KfW Law expressly provides that the Federal Republic guarantees all existing and future obligations of KfW in respect of money borrowed, bonds and notes issued and derivative transactions entered into by KfW, as well as obligations of third parties that are expressly guaranteed by KfW (KfW Law, Article 1a). Under this statutory guarantee (the “Guarantee of the Federal Republic”), if KfW fails to make any payment of principal or interest or any other amount required to be paid with respect to securities issued by KfW, or if KfW fails to make any payment required to be made under KfW’s guarantee when that payment is due and payable, the Federal Republic will be liable at all times for that payment as and when it becomes due and payable. The Federal Republic’s obligation under the Guarantee of the Federal Republic ranks equally, without any preference, with all of its other present and future unsecured and unsubordinated indebtedness. Holders of securities issued by KfW or issued under KfW’s guarantee may enforce this obligation directly against the Federal Republic without first having to take legal action against KfW. The Guarantee of the Federal Republic is strictly a matter of statutory law and is not evidenced by any contract or instrument. It may be subject to defenses available to KfW with respect to the obligations covered.

Institutional Liability (Anstaltslast)

KfW is a public law institution (Anstalt des öffentlichen Rechts). Accordingly, under the German administrative law principle of Anstaltslast, the Federal Republic, as the constituting body of KfW, has an obligation to safeguard KfW’s economic basis. Under Anstaltslast, the Federal Republic must keep KfW in a position to pursue its operations and enable it, in the event of financial difficulties, through the allocation of funds or in some other appropriate manner, to meet its obligations when due. Anstaltslast is not a formal guarantee of KfW’s obligations by the Federal Republic, and creditors of KfW do not have a direct claim against the Federal Republic. Nevertheless, the effect of this legal principle is that KfW’s obligations, including the obligations to the holders of securities issued by it or issued under KfW’s guarantee, are fully backed by the credit of the Federal Republic. The obligation of the Federal Republic under Anstaltslast would constitute a charge on public funds that, as a legally established obligation, would be payable without the need for any appropriation or any other action by the German Parliament.

Understanding with the European Commission

In order to clarify that the Federal Republic’s responsibility for KfW’s obligations was and is compatible with European Union (“EU”) law prohibitions against state aid, the German Federal Ministry of Finance and the European Commissioner for Competition held discussions which were formalized in an understanding reached on March 1, 2002. In the understanding with the European Commission, it was agreed that, in respect of the promotional activities for which KfW is responsible, KfW will continue to benefit from Anstaltslast and the Guarantee of the Federal Republic. The understanding acknowledged that KfW’s role in providing financing for, in particular, small and medium-sized enterprises, risk capital, environmental protection, technology/innovation, infrastructure and housing, as well as its cooperation with developing countries, is promotional and thus compatible with EU rules.

In the area of export and project finance, the understanding with the European Commission required KfW to transfer to a legally independent subsidiary that portion of export finance and domestic and international project finance activities which the European Commission deemed to fall outside the scope of the promotional activities of KfW. The transfer of such activities was to be effected by December 31, 2007 and as from that date KfW has not been permitted to fund the subsidiary at other than market rates of interest or to extend to the subsidiary any benefits of Anstaltslast or the Guarantee of the Federal Republic.

KfW continues to be permitted, however, to engage directly in the following promotional export and project finance activities:

•

implementation of international promotional programs, such as the interest-rate subsidized CIRR (Commercial Interest Reference Rate) and ASU (Aircraft Sector Understanding – previously referred to as Large Aircraft Sector Understanding, LASU) schemes, which are recognized as promotional activities in accordance with the Organization for Economic Cooperation and Development (“OECD”) consensus;

•

participation in syndicated financing activities outside the EU, the European Economic Area and countries holding the status of official candidate for EU membership, subject to certain conditions, and sole financing activities in countries in which sufficient sources of financing do not exist; and

•	participation in projects in the interest of the EU that are co-financed by the European Investment Bank or similar European financing institutions.

The European Commission transformed the understanding into a decision, which the Federal Republic formally accepted. A part of the Promotional Bank Restructuring Act (Förderbankenneustrukturierungsgesetz) implemented the understanding with the European Commission and amended the KfW Law accordingly.

On January 1, 2008, KfW IPEX-Bank, a limited liability corporation (Gesellschaft mit beschränkter Haftung) formed as a wholly owned subsidiary of KfW, commenced operations as a legally independent entity, thus satisfying the requirements set forth in the understanding with the European Commission. KfW IPEX-Bank conducts those export and project finance activities which the European Commission deemed to fall outside the scope of KfW’s promotional activities directly and on its own behalf. For more information on KfW IPEX-Bank, see “Business—Export and Project Finance (KfW IPEX-Bank).”

Supervision and Regulation

Supervision

The Federal Ministry of Finance, acting in consultation with the Federal Ministry for Economic Affairs and Energy, exercises legal supervision (Rechtsaufsicht) over KfW, i.e., it supervises KfW’s compliance with applicable law and may adopt all necessary measures to ensure such compliance. Legal supervision primarily comprises supervision of compliance with the KfW Law and KfW’s By-Laws, but also with all other applicable laws and regulations except for certain provisions of bank regulatory law referenced in the following paragraph and described in “Regulation.” The relevant Federal Ministers are represented on KfW’s Board of Supervisory Directors, which supervises KfW’s overall activities. See below “Management and Employees—Board of Supervisory Directors.”

In addition to being subject to legal supervision by the Federal Ministries, in October 2013, KfW became subject to banking-specific supervision exercised by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”). This supervision was established by a ministerial regulation (KfW-Verordnung, or “KfW Regulation”), which implements an amendment to the KfW Law which entered into force in July 2013. The KfW Regulation, while maintaining KfW’s general exemption from bank regulatory law, specifies those provisions of bank regulatory law which are to apply to KfW by analogy and assigns the supervision of compliance with these provisions to BaFin. In exercising its supervision, BaFin cooperates with the German Central Bank (Deutsche Bundesbank) in accordance with normal bank supervisory procedures. For further details, see “Regulation.”

In addition to compliance with the financial reporting and auditing standards generally applicable to banks in Germany, KfW, under the KfW Law, is subject to special auditing standards for government-owned entities set forth in the Budgeting and Accounting Act (Haushaltsgrundsätzegesetz). These special auditing standards require that KfW’s annual audit, above and beyond its normal scope, cover the proper conduct of KfW’s business by its management. The resulting auditor’s report is to enable the Board of Supervisory Directors, the responsible Federal Ministries, and the Federal Court of Auditors (Bundesrechnungshof) to form their own opinion and to take action if required.

Finally, as a government-owned entity, KfW is subject to audits by the Federal Court of Auditors with regard to its economical use of funds pursuant to the Budgeting and Accounting Act.

Regulation

Overview of KfW’s Regulatory Status. KfW is generally exempt from bank regulatory laws and regulations, as it neither qualifies as a “credit institution” or “financial services institution” within the meaning of the German Banking Act (Gesetz über das Kreditwesen, or “KWG”) nor as a “credit institution” within the meaning of relevant EU directives and regulations, including in particular the EU Capital Requirements Directive IV (“CRD IV”) and the EU Capital Requirements Regulation (“CRR”). However, by operation of the KfW Regulation, considerable parts of the KWG and the CRR, including relevant implementing rules and regulations, apply by analogy to KfW, with the bulk of rules and regulations applying with effect from January 1, 2016. The KfW Regulation takes into account KfW’s special status as an entity not generally engaged in deposit taking, characterized by a low-risk profile in its lending business and benefiting from the Guarantee of the Federal Republic. It therefore provides for certain modifications and exceptions in connection with the analogous application of the relevant rules and regulations.

The analogous application of EU and national bank regulatory law imposed by the KfW Regulation is without prejudice to KfW’s status as a “public sector entity” within the meaning of Article 4 (8) CRR. This status confers certain advantages to KfW’s refinancing activities given the fact that exposures to public sector entities held by banks are privileged as to capital requirements, large exposures limitations and liquidity measurement under EU and national bank regulatory law. Securities issued by KfW, such as bonds and notes, are in principle eligible as level 1 assets pursuant to Article 10(1)(c)(v) of the Commission Delegated Regulation (EU) 2015/61 of October 10, 2014.

Bank Regulatory Rules and Regulations Applied by Analogy. By operation of the KfW Regulation, bank regulatory requirements for corporate governance set forth in Sections 25c through 25d KWG have become applicable to KfW by analogy with effect from July 1, 2014. In reaction thereto certain adjustments to the committee structure of KfW’s Board of Supervisory Directors have been made with effect from August 1, 2014. For more information on these adjustments, see “Management and Employees—Board of Supervisory Directors.”

As of January 1, 2016, the bank regulatory requirements for remuneration policies set forth in Section 25a KWG and further specified in the German Remuneration Regulation for Credit Institutions (Institutionsvergütungsverordnung) will apply to KfW.

The capital adequacy regime as set up by part 2 titles I through III and part 3 titles I through VI of CRR will apply by analogy virtually in its entirety to KfW with effect from January 1, 2016, including the calculation of regulatory own funds and own funds requirements, both on a stand-alone and a consolidated basis. KfW will also become subject to the new capital buffers regime introduced by CRD IV and transposed into national law in Sections 10c through 10i KWG, which will require KfW to maintain a capital conservation buffer and a countercyclical capital buffer. KfW may be subject to certain requirements by BaFin to maintain additional capital buffers for systemic risk, such as a buffer for national systemically relevant institutions.

With effect from January 1, 2016, KfW will also apply the large-exposures regime of part IV of CRR as supplemented by the KWG and relevant implementing rules and regulations by analogy. Under this regime, exposures to any one client or group of connected clients are limited to 25% of eligible own funds and exposures exceeding 10% of eligible own funds are subject to special internal monitoring requirements and a reporting obligation to the German bank supervisory authorities.

In addition, KfW will apply the provisions concerning leverage with effect from January 1, 2016 by analogy. Under this regime, the ratio of KfW’s Tier 1 capital to the accounting value of assets and off-balance sheet exposures must be reported at group as well as at entity level. The leverage ratio will be internally monitored from 2016 onwards and is expected to become part of the prudential requirements from 2018 onwards.

Finally, in addition to complying with the German Anti-Money Laundering Act (Geldwäschegesetz – GwG), with effect from January 1, 2016, KfW will comply with the provisions concerning money laundering, terrorist financing and other criminal offences set forth in the KWG (Sections 25g through 25m), with special focus on sections 25l et seq. of the KWG, at group as well as at entity level.

The bank regulatory requirements for risk management systems set forth in the KWG and in the German Minimum Requirements for Risk Management (Mindestanforderungen an das Risikomanagement, or “MaRisk”) will apply to KfW by analogy with effect from January 1, 2016, and provide for sound systems for risk strategy planning, the implementation of risk management and financial and operational controls as well as requirements for credit decision-making processes. Certain exemptions are granted in this context for KfW’s assigned business (Zuweisungsgeschäft) in accordance with article 2 paragraph 4 of the KfW Law, i.e., those activities which KfW carries out as directed by the Federal Government, usually at the Federal Republic’s economic risk.

KfW is generally exempt from the application of the liquidity regime as set forth in the CRR and the KWG. On the same grounds, KfW is generally exempt from EU and national disclosure requirements and from the obligation to draw up restructuring and resolution plans.

Supervisory Structure and Enforcement Powers. The supervision of KfW’s compliance with the bank regulatory laws and regulations is assigned to BaFin in cooperation with Deutsche Bundesbank in accordance with BaFin’s general risk-oriented Supervisory Review and Evaluation Process. In this context, Deutsche Bundesbank undertakes the ongoing audit and analysis of banks with regard to both their financial stability and the adequacy of their internal governance and risk-management systems. Deutsche Bundesbank receives and preprocesses relevant data, while final decision making and the exercise of enforcement powers are reserved to BaFin.

For purposes of supervision, the KfW Regulation subjects KfW by analogy to the reporting and information requirements generally applicable to banks in Germany, with the exception of the automated access to client account details, with effect from January 1, 2016. In addition, the KfW Regulation subjects KfW by analogy to certain enforcement powers of BaFin, which comprise, among other matters, the right to demand increases of regulatory own capital and/or a reduction of regulatory risk, or to demand changes in the senior management of KfW.

Since KfW does not as such qualify as a regulated entity under national or EU bank regulatory law, KfW did not become subject to recent changes in the national and EU bank supervisory structure. In particular, KfW is not subject to supervision by the European Central Bank (“ECB”) pursuant to Council Regulation (EU) No. 1024/2013, establishing the European Single Supervisory Mechanism (“SSM”). KfW IPEX-Bank was included in the ECB’s comprehensive assessment of large banks conducted in cooperation with national supervisory authorities of member states participating in the SSM. According to a decision taken by the ECB in September 2014, KfW IPEX-Bank does not qualify as a significant credit institution and will therefore not be supervised by ECB. Instead, KfW IPEX-Bank will continue to be supervised by BaFin in cooperation with Deutsche Bundesbank.

For more information on KfW IPEX-Bank, see “Business—Export and Project Finance (KfW IPEX-Bank).”

Phasing in of the Banking Supervisory Law. The analogous application of banking supervisory law to KfW is being phased in gradually, with the majority of the rules, regulations and enforcement powers described above only becoming applicable as of January 1, 2016. Supervisory responsibilities and certain limited information powers of BaFin and Deutsche Bundesbank have been in place since October 2013, however, while requirements relating to corporate governance have been applicable since July 1, 2014.

To date, KfW has complied on a voluntary basis with significant parts of bank regulatory law, including the own capital requirements of the KWG and the risk management requirements of MaRisk. Therefore, KfW already employs a state-of-the-art monitoring and controlling system for major risk categories, including monthly risk-reporting to its Executive Board.

In the run-up to the reporting and information requirements coming into force as of January 1, 2016, and the implementation of a fully-fledged regulatory reporting system, KfW will provide the supervisory authorities with relevant reports and information, the form of which has been agreed with the supervisory authorities.

Regulatory Costs. As KfW has already applied significant parts of bank regulatory law on a voluntary basis to most of its activities, KfW expects that its previous voluntary compliance will facilitate its compliance with the rules and regulations becoming mandatory by operation of the KfW Regulation. Nonetheless, compliance is expected to entail special organizational efforts and related cost expenditure currently estimated to amount to up to EUR  120 million annually until 2020.

Corporate Background

KfW was established in 1948 by the Administration of the Combined Economic Area, the immediate predecessor of the Federal Republic. Originally, KfW’s purpose was to distribute and lend funds of the European Recovery Program, which is also known as Marshall Plan (the “ERP”). Even today, several of KfW’s programs to promote the German and European economies are supported using funds for subsidizing interest rates from the so-called “ERP Special Fund.” KfW has expanded and internationalized its operations over the past decades. In 1994, following the reunification of the Federal Republic and the former German Democratic Republic (“GDR”), KfW assumed the operations of the former central bank of the GDR (Staatsbank), which was located in Berlin, Germany.

In September 2001, KfW acquired DEG from the Federal Republic. DEG is a limited liability company that acts as the German development finance institution for the promotion of private enterprises in developing countries and countries in transition. For more information on DEG, see “Business—Promotion of Developing and Transition Countries—DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH.”

In 2003, Deutsche Ausgleichsbank (“DtA”), which was based in Bonn, Germany, merged into KfW. DtA was formed in 1950 as a public law institution and promotional bank, particularly active in the area of lending to SMEs and start-up businesses. The merger was accomplished through the Promotional Bank Restructuring Act and was designed to restructure and simplify promotional banking in the Federal Republic and harmonize it with the understanding reached with the European Commission.

Financial Statements and Auditors

The consolidated financial statements of KfW included in Exhibit (e) to this annual report have been prepared in accordance with International Financial Reporting Standards as adopted by the EU (“IFRS”) and the additional requirements of German commercial law pursuant to § 315a (1) of the German Commercial Code (Handelsgesetzbuch, or “HGB”) and supplementary provisions of the KfW Law. IFRS differs in certain significant respects from accounting principles generally accepted and financial reporting practices followed in the United States (“U.S. GAAP”), and, as a result, KfW’s consolidated financial statements included in Exhibit (e) to this annual report may differ substantially from financial statements prepared in accordance with U.S. GAAP.

Pursuant to the KfW Law, the annual financial statements of KfW are examined by a Wirtschaftsprüfer (Certified Public Accountant) who is appointed by the Federal Minister of Finance at the proposal of the Board of Supervisory Directors in consultation with the Federal Court of Auditors (Bundesrechnungshof). KfW’s external auditors for the fiscal year 2014 are KPMG AG Wirtschaftsprüfungsgesellschaft (“KPMG”), a member firm of KPMG International.

The annual audit is conducted in accordance with German Generally Accepted Auditing Standards.

The auditor’s report of KPMG for the year ended December 31, 2014, dated March 3, 2015, refers to a group management report (Konzernlagebericht). The examination of, and the auditor’s report upon, this group management report are required under German generally accepted accounting principles. This examination was not made in accordance with U.S. generally accepted auditing standards (“U.S. GAAS”) or U.S. attestation standards. Therefore, KPMG does not provide any opinion on such examination, on the group management report or on the financial statements included in Exhibit (e) to this annual report in accordance with U.S. GAAS or U.S. attestation standards. A reprint of the auditor’s report can be found on page 154 of Exhibit (e).

BUSINESS

Introduction

KfW currently conducts its business in the following business sectors:

•	Mittelstandsbank (SME Bank), which focuses on SMEs and other commercial clients;

•

Kommunal- und Privatkundenbank/Kreditinstitute (Municipal and private client bank/credit institutions), which focuses on private clients and public clients, such as municipalities and Landesförderinstitute;

•	Export and project finance (KfW IPEX-Bank);

•	Promotion of developing and transition countries (KfW Entwicklungsbank and DEG); and

•	Capital markets, which comprises KfW’s treasury, funding, asset management and other capital markets-related activities.

The following table sets forth the relative size of each of the business sectors in terms of commitments for each of the years indicated.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR

	Year ended December 31,
	2014	2013
	(EUR in millions)
Mittelstandsbank (SME bank)	19,924	22,640
Kommunal- und Privatkundenbank/Kreditinstitute (Municipal and private client bank/credit institutions)	27,699	28,911
Export and project finance (KfW IPEX-Bank)	16,638	13,736
Promotion of developing and transition countries	8,830	6,718
of which KfW Entwicklungsbank	7,356	5,268
of which DEG — Deutsche Investitions- und Entwicklungsgesellschaft mbH	1,473	1,450
Capital markets	1,203	651

Total promotional business volume (1) (2)	74,141	72,462

(1)	Total promotional business volume for 2014 has been adjusted for commitments of EUR 153 million compared to EUR 193 million for 2013, made by KfW IPEX-Bank relating to export and project finance and refinanced under certain of Mittelstandsbank’s promotional programs.

(2)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

The following table shows the relative size of each of the five business sectors in terms of percentage of loans and advances outstanding and economic capital required at year-end 2014. In general, a lower percentage in economic capital required compared to loans and advances outstanding illustrates a below average risk associated therewith. The percentage of economic capital required of the business sector capital markets includes also the economic capital required for treasury activities.

RELATIVE SIZE OF EACH BUSINESS SECTOR

	As of December 31, 2014
	Loans and advances outstanding	Economic capital required (1)
Mittelstandsbank	28%	9%
Kommunal- und Privatkundenbank/Kreditinstitute	48%	9%
Export and project finance (KfW IPEX-Bank)	13%	15%
Promotion of developing and transition countries (KfW Entwicklungsbank and DEG)	7%	14%
Capital markets	4%	8%

Total (in EUR billions)	380.4	15.5

(1)	The balance of economic capital required relates to group functions. The economic capital required has been calculated on a solvency level of 99.99%. For more information concerning economic capital required of KfW Group, see “Group management report—Risk report—Risk management approach of KfW Group—Internal capital adequacy assessment process—Economic risk-bearing capacity” and note 38 to the financial statements, both included in Exhibit (e) to this annual report.

Domestic Promotional Business

General

To support the economic and policy objectives of the Federal Government, KfW offers a broad range of financing programs in Germany and, to a limited extent, elsewhere in Europe, as well as grants funded from the federal budget for domestic promotional purposes. KfW’s predominant domestic finance activities are conducted by the business sectors Mittelstandsbank and Kommunal- und Privatkundenbank/Kreditinstitute. Further promotional activities targeting the domestic market are reported under the Capital markets business sector.

Under the KfW Law, KfW must generally involve banks or other financing institutions when granting financing. Therefore, KfW involves commercial banks in the handling of its loans by extending loans to commercial banks, which, in turn, on-lend the funds to the ultimate borrowers. To a limited extent, however, KfW is allowed to grant financing directly to the ultimate borrower (e.g., for financing of municipalities). By lending to commercial banks, KfW, in principle, insulates itself from credit exposure to the ultimate borrower and gains the benefit of the commercial banks’ knowledge of their customers as well as their administrative and servicing expertise. KfW monitors its exposures to, and the credit standing of, each banking institution to which it lends. In its domestic business sectors, KfW currently lends to approximately 200 banks. In 2014, 59% (2013: 61%) of KfW’s total interbank exposure (exposure at default) was attributable to KfW’s ten largest banking group counterparties. The vast majority of this exposure relates to KfW’s on-lending business, while the portion deriving from other business transactions, e.g., derivatives, securities, money market and global loan transactions, is much more limited.

KfW’s German commercial banking on-lending customers include the German Landesbanken. The Landesbanken are German public law financial institutions that have traditionally focused on the banking business for and in the Land in which they operate. Originally, obligations of the Landesbanken benefited from government credit support (Gewährträgerhaftung). Under a settlement reached with the European Commission in July 2001 relating to state aid to the Landesbanken, however, borrowings by the Landesbanken incurred after the settlement date and maturing after December 31, 2015 and all borrowings incurred after July 19, 2005 no longer benefit from government credit support. KfW’s long-term receivables from on-lending operations involving Landesbanken amounted to EUR 75.0 billion as of December 31, 2014. Of this amount, EUR 12.2 billion, or 16.2%, continues to benefit from government credit support. Since the settlement, KfW’s credit line management has increased its focus on the individual financial strength of each institution. In addition, most of the loans to the Landesbanken have been, and will continue to be, secured by collateral. Over time, the risk profile of the loans to the Landesbanken has shifted from government risk to a profile more comparable to KfW’s other loans to the banking sector.

KfW offers two different models for processing KfW loans to commercial banks. KfW’s traditional and most important model for handling its lending business is based on individual loan applications by each borrower within the framework of specified loan, mezzanine capital or equity participation instruments. Under the other model, KfW extends global funding facilities and program-based global loans to Landesförderinstitute, as well as non program-based global loans to selected Landesförderinstitute with existing agreements and to selected financial institutions in Germany and Europe.

Individual Loans. KfW defines detailed formal eligibility requirements for each loan that it extends to a commercial bank as well as for each loan the commercial bank on-lends to the ultimate borrower under each of its lending programs. Borrowers in general do not apply directly to KfW, however, and may only apply for a KfW loan through a bank of their choice. The intermediate bank appraises the financial and business situation of the applicant, takes collateral for the loan and assumes liability for repayment to KfW. Loans made by commercial banks, as borrowers, are normally collateralized by liens on real property or other assets, or are guaranteed by the Federal Republic or by one of the Länder. The processing of individual loans within KfW’s lending programs is characterized by two formally separate loan approvals – first by the intermediate bank and then by KfW – for each borrower. KfW’s loan approval, however, in most cases depends solely on a review of the individual loan application, based on compliance with the formal requirements defined for the particular lending program.

KfW applies different pricing models for granting loans: a fixed-rate pricing model; and a risk-adjusted pricing model. Under the fixed-rate pricing model, the commercial banks to which KfW lends are permitted to on-lend these funds at fixed spreads over the applicable interest rate payable to KfW. This fixed-rate pricing model is applied to housing investment and education lending programs and some lending programs for start-up financing. Under the risk-adjusted pricing model, KfW establishes pricing categories based on a combination of the borrower’s creditworthiness and the collateral securing the loan. Under each lending program, KfW sets maximum interest rates for each pricing category. The on-lending banks assess the risk profile of the borrower and the collateral securing the loan to determine the applicable pricing category for each loan and the applicable maximum interest rate for the pricing category. KfW’s role in the pricing process is limited to verifying that banks derive the appropriate maximum interest rate from the ultimate borrower’s creditworthiness and the collateral provided.

In the traditional SME lending programs offered by KfW, the on-lending banks are liable to KfW and bear the risk of customer default as described above. In recent years, KfW has constantly been reworking and renewing its SME financing programs to increase its support for SMEs. Under those lending programs, to which the risk-adjusted pricing model applies, KfW offers the option of a partial exemption from liability to on-lending banks. If the on-lending bank applies for an exemption from liability, KfW bears the risk not retained by the bank and the risk margin is shared pro rata between KfW and the bank. The risk-adjusted pricing model applies amongst others to Mittelstandsbank’s largest and most important lending program, the KfW Unternehmerkredit (Entrepreneurial Loan program). In addition, mezzanine capital and equity participations offered by Mittelstandsbank and its special programs for investments by micro-enterprises are designed so that KfW assumes direct exposure to the credit risk of the ultimate borrower, which is covered or compensated in different ways: by means of risk premiums included in the interest rate charged to the ultimate borrower; or by means of guarantees from the Federal Government or the European Investment Fund.

Global Loans and Global Funding Facilities. Global loans and global funding facilities differ from KfW’s individual loans primarily in terms of simplified processing, the lack of a requirement for formal loan approval by KfW with respect to each individual ultimate borrower and, in general, a higher degree of flexibility for the on-lending Landesförderinstitute and other financial institutions. KfW expects the recipient Landesförderinstitute and other recipient financial institutions to on-lend these funds within a reasonable period of time. In contrast to KfW’s individual loans, these instruments offer greater loan structure flexibility. As a result, global loans and global funding facilities entail lower administrative costs for both KfW and the on-lending Landesförderinstitute and other financial institutions compared with KfW’s traditional lending programs. Accordingly, the final borrowers generally benefit from favorable interest rates as well as from streamlined processes.

KfW offers different kinds of global loans and global funding facilities: program-based global loans and global funding facilities to Landesförderinstitute; and non program-based global loans to selected Landesförderinstitute and financial institutions. In the case of Landesförderinstitute, starting in 2014 non-program-based global loans are no longer being offered as new business, but only in connection with existing agreements. Most of the Landesförderinstitute are independent public law institutions and benefit from explicit guarantees by the respective German federal state (Land). Each Landesförderinstitut is responsible for promotional matters within its Land or Länder, as the case may be. KfW cooperates with 17 Landesförderinstitute.

Landesförderinstitute use KfW’s program-based global loans to finance specified investments relating to SMEs, housing projects and municipal infrastructure projects in their respective Land within the framework of cooperative loan programs of the respective Landesförderinstitut and KfW. The conditions of each cooperative loan program must comply with the conditions of the relevant KfW program. The funds to Landesförderinstitute are generally extended in the form of lump sums, which are then broken down and granted to the final borrower as individual loans.

Moreover, KfW extends global funding facilities exclusively to Landesförderinstitute for their own promotional funding purposes, thus offering Landesförderinstitute flexibility with respect to the use of funds extended in their promotional business without a direct link to any of KfW’s lending programs.

KfW extends non program-based global loans to selected Landesförderinstitute and selected financial institutions in Germany and elsewhere in Europe, which the Landesförderinstitute and other financial institutions in turn break down and grant as individual loans to finance SMEs, housing projects and municipal infrastructure projects and, increasingly, energy efficiency projects. Leasing companies in Germany are also entitled to apply for such global loans, which they split into individual lease contracts in order to finance leasing projects with SMEs in Germany.

Mittelstandsbank (SME Bank)

KfW’s Mittelstandsbank business sector supports SMEs, business founders, start-ups and self-employed professionals; it offers financing for various purposes to companies in different stages of development. According to a representative KfW survey in the German SME sector, known as KfW SME Panel 2014, there were an estimated 3.61 million small and medium enterprises (defined as corporations with an annual group turnover of up to EUR 500 million) in 2013. SMEs have been the backbone of the German economy for decades. In 2013, they accounted for 53% of the gross investment by the German corporate sector, employed 68% of the workforce and trained 87% of the apprentices.

Mittelstandsbank provides financing in the areas of start-up financing and general investments, innovation and environmental investments, primarily by means of loan programs (2014: EUR 18.3 billion, 2013: 21.4 billion), mezzanine programs (2014: EUR 1.5 billion, 2013: EUR 1.1 billion) and equity investments (2014: EUR 0.1 billion, 2013: EUR 0.1 billion).

The following table shows Mittelstandsbank’s commitments by area for each of the years indicated:

MITTELSTANDSBANK COMMITMENTS

	Year ended December 31,		Year-to-Year
	2014	2013	% change
	(EUR in millions)		(in %)
Start-up financing and general investment	10,334	11,337	-9
Innovation	1,371	1,023	34
Environmental investment	8,219	10,280	-20

Total commitments (1)	19,924	22,640	-12

(1)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute) in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. In the case of program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant year.

To support the German economy, Mittelstandsbank committed financing in the amount of EUR 19.9 billion in 2014 (2013: EUR 22.6 billion). This decrease was attributable to lower commitments under KfW’s environmental investment programs as well as under KfW’s general investment programs. Commitments in 2014 included EUR 5.8 billion extended as program-based global loans to Landesförderinstitute (2013: EUR 7.0 billion).

Mittelstandsbank primarily offers loan programs. Under loan programs, to which the risk-adjusted pricing model applies, Mittelstandsbank offers the on-lending banks a partial exemption from liability. If the on-lending bank applies for an exemption from liability, KfW bears the risk not retained by the bank and the risk margin is shared pro rata between KfW and the bank. This is the case for KfW Unternehmerkredit, which is the most important SME loan program and offers financing for a broad range of investments, such as construction and purchases of machinery, in the start-up financing and general investment area.

Mittelstandsbank also extends mezzanine capital in the form of unsecured subordinated loans, which contain equity-like elements combining characteristics of debt and equity capital. In these financings, the on-lending bank is not liable to Mittelstandsbank for the subordinated loan. In order to better reflect the correlation between yield and risk weighting, the interest rate of the subordinated loan takes into account the prevailing rates in the capital markets as well as the borrower’s credit standing. The borrower’s creditworthiness is first assessed by the on-lending bank. However, as KfW fully assumes the credit risk of the subordinated loan, it reserves the right to review and, if necessary, to revise the on-lending bank’s assessment by applying KfW’s own rating standards.

Finally, Mittelstandsbank provides equity financing for innovative SMEs by direct investment on a pari passu basis with private investors as well as equity for SMEs from various equity funds.

Start-up Financing and General Investment Programs

Mittelstandsbank provides start-up financing and financial support for general investments for a wide range of purposes such as investments in property and buildings, in plants, machinery and equipment, or in acquisitions. In 2014, commitments in this area decreased to EUR 10.3 billion (2013: EUR 11.3 billion), due to a decline in commitments under the KfW Unternehmerkredit program from EUR 8.0 billion in 2013 to EUR 6.9 billion in 2014. Commitments in the field of start-up financing remained at the same level as in 2013 (2014: EUR 2.8 billion; 2013: EUR 2.7 billion).

Mittelstandsbank also offers advisory support to individuals and businesses to strengthen the competitive ability and sustainability of SMEs. KfW partially funds coaching and advisory services for individual entrepreneurs and for SMEs to support the early start-up phase of new businesses or to determine the necessary steps for a turnaround in case of temporary difficulties. Furthermore, KfW supports energy efficiency consultancy services for SMEs. In 2014, KfW extended EUR 70 million in grants for advisory services (2013: EUR 94 million). Compared to 2013 this decrease is mainly attributable to a decline in grants for start-up coaching. Most of these grants are refinanced either by the European Social Fund or by the Federal Government.

Innovation Programs

Mittelstandsbank provides financing for innovations by extending funds for research and development activities either by means of loans, mezzanine capital or direct equity investments. Notwithstanding the general weakness in demand for credit from SMEs, commitments in the innovation programs increased to EUR 1.4 billion in 2014 (2013: EUR 1.0 billion).

Environmental Investment Programs

Mittelstandsbank finances environmental protection projects, in particular for measures aiming to increase energy efficiency, reducing greenhouse gas emissions and promoting the use of sources of renewable energy. In 2014, commitments for environmental investment programs decreased to EUR 8.2 billion (2013: EUR 10.3 billion). This development was mainly attributable to lower commitments under KfW’s Energieeffizienzprogramm (Energy efficiency program), which decreased from EUR 4.7 billion in 2013 to EUR 3.2 billion in 2014, whereas commitments under KfW’s Erneuerbare Energien Programm (Renewable Energies Program) decreased to EUR 4.1 billion (2013: 4.7 billion) and commitments under KfW’s Umweltprogramm (Environmental Program) increased slightly to EUR 0.6 billion (2013: 0.5 billion). Disbursements under KfW’s Renewable Energies Program, which promotes investments in projects for the use of wind energy, solar energy, biogas/biomass systems and hydropower, among others, are linked to KfW’s green bond issuances (see “Capital Markets—Funding”).

Kommunal- und Privatkundenbank/Kreditinstitute (Municipal and private client bank/credit institutions)

KfW’s Kommunal- und Privatkundenbank/Kreditinstitute business sector extends housing-related loans and grants as well as financing for education to private individuals, provides financing for infrastructure projects, primarily for municipalities, grants global funding instruments to promotional institutes of the German federal states (Landesförderinstitute) and other financial institutions and offers long-term refinancing of export loans to commercial banks.

The following table shows Kommunal- und Privatkundenbank/Kreditinstitute’s commitments by area for each of the years indicated.

KOMMUNAL- UND PRIVATKUNDENBANK/KREDITINSTITUTE COMMITMENTS

	Year ended December 31,		Year-to-Year
	2014	2013	% change
	(EUR in millions)		(in %)
Housing investment programs	14,338	15,550	-8
Education programs	2,591	2,625	-1
Municipal infrastructure programs	3,983	4,676	-15
Global funding facilities to Landesförderinstitute	4,626	3,599	29
Programs for the refinancing of export loans	673	643	5
Global loans to other financial institutions	1,388	1,702	-18

Total commitments (1)	27,699	28,911	-4

(1)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute) in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. In the case of program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant year.

In 2014, Kommunal- und Privatkundenbank/Kreditinstitute’s commitments amounted to EUR 27.7 billion (2013: EUR 28.9 billion). The decrease compared to 2013 was mainly attributable to a decrease in commitments under Kommunal- and Privatkundenbank/Kreditinstitute’s housing and municipal infrastructure investment programs.

Housing Investment Programs

Kommunal- und Privatkundenbank/Kreditinstitute’s housing investment programs provide funds for the promotion of home ownership, for energy-efficient construction and rehabilitation, and for the improvement of accessibility to or within existing homes. Some of these programs are subsidized through interest rate reductions paid for by federal funds. Commitments in 2014 amounted to EUR 14.3 billion (2013: EUR 15.6 billion), of which EUR 9.3 billion (2013: EUR 10.4 billion) were granted for energy efficient construction and rehabilitation measures and EUR 4.7 billion (2013: EUR 4.5 billion) for home ownership promotion programs.

Education Programs

Kommunal- und Privatkundenbank/Kreditinstitute supports students and employees in higher education and advanced occupational training with direct loans. Some of these programs are subsidized through interest rate reductions paid for by federal funds. In 2014, commitments amounted to EUR 2.6 billion (2013: EUR 2.6 billion).

Municipal Infrastructure Programs

Kommunal- und Privatkundenbank/Kreditinstitute provides financing for investments in municipal and social infrastructure, predominantly as direct loans to municipalities (i.e., local and municipal authorities and municipal special-purpose associations). Infrastructure investments by private companies that are majority-owned by municipal authorities and social investments made by non-profit organizations are financed according to KfW’s ordinary on-lending scheme involving commercial banks. Some of these municipal infrastructure programs are subsidized by federal funds. Commitments for these programs decreased to EUR 4.0 billion in 2014 (2013: EUR 4.7 billion). This development was predominantly influenced by the early termination of KfW’s Kita Ausbau Programm (childcare facility extension program). This program was offered exclusively in 2013, given that demand for this program exceeded expectations and the funds, which were initially –supposed to be disbursed over a three-year period, were already completely disbursed in 2013.

Global Loans and Global Funding Facilities

The following table shows Kommunal- und Privatkundenbank/Kreditinstitute’s commitments designated to global loans and global funding facilities.

	Year ended December 31,		Year-to-Year
	2014	2013	% change
	(EUR in millions)		(in %)
Global funding facilities to Landesförderinstitute	4,626	3,599	29
Program-based global loans to Landesförderinstitute	2,245	1,766	27
Non program-based global loans to Landesförderinstitute	0	268	-100
Non program-based global loans to other financial institutions in Germany and Europe	1,388	1,702	-18

Total commitments (1)	8,259	7,335	13

(1)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute) in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. In the case of program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant year.

In 2014, Kommunal- und Privatkundenbank/Kreditinstitute extended global funding facilities in the amount of EUR 4.6 billion to Landesförderinstitute (2013: EUR 3.6 billion). The increase compared to 2013 was mainly attributable to higher demand by Landesförderinstitute due to the increased attractiveness of global funding facilities in the current competitive environment.

Additionally, Kommunal- und Privatkundenbank/Kreditinstitute extended EUR 2.2 billion as program-based global loans to Landesförderinstitute in 2014 (2013: EUR 1.8 billion). Non program-based global loans to Landesförderinstitute were not provided in 2014. (2013: EUR 0.3 billion) due to the closing for new business.

Besides its commitments to Landesförderinstitute, Kommunal- und Privatkundenbank/Kreditinstitute grants global loans to financial institutions in Germany to refinance leasing contracts to SMEs and to selected financial institutions in Europe to refinance energy efficiency and renewable energy projects or to establish strategic cooperation in the field of SME financing. The financial institutions in turn break down the global loans and extend individual loans to SMEs and municipalities. In 2014, global loans to financial institutions in Germany and Europe amounted to EUR 1.4 billion (2013: EUR 1.7 billion), of which EUR 0.6 billion were attributable to the refinancing of leasing contracts (2013: 0.4 billion) and EUR 0.8 billion to the refinancing of European financial institutions (2013: EUR 1.3 billion).

Program for the Refinancing of Export Loans

Kommunal- und Privatkundenbank/Kreditinstitute offers commercial banks long-term refinancing of export loans covered by an official export credit guarantee (“Hermes Cover”) of the Federal Government. These guarantees are managed by Euler Hermes Aktiengesesllschaft and PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (together “HERMES”) on behalf and for account of the Federal Government. For more information on HERMES, see “Business—Export and Project Finance (KfW IPEX-Bank)—Business.” In 2014, KfW made commitments of EUR 0.7 billion (2013: EUR 0.6 billion) under this program.

Export and Project Finance (KfW IPEX-Bank)

Corporate Background

As of January 1, 2008, and in accordance with the understanding reached between the European Commission and the Federal Republic, KfW IPEX-Bank commenced operations as a legally independent entity wholly owned by KfW. For more information, see “General—Relationship with the Federal Republic—Understanding with the European Commission.” KfW IPEX-Bank conducts export and project finance activities which the European Commission deemed to fall outside the scope of KfW’s promotional activities directly and on its own behalf, while it conducts the promotional export and project finance activities in its own name on behalf of KfW on a trust basis. KfW provides funding for KfW IPEX-Bank at market rates based on the ratings assigned to KfW IPEX-Bank by international rating agencies.

Total assets of KfW IPEX-Bank as of December 31, 2014 amounted to EUR 26.3 billion (December 31, 2013: EUR 23.4 billion). Total outstanding loans and guarantees (including promotional activities) for KfW’s business sector Export and project finance amounted to EUR 50.6 billion as of December 31, 2014 (year-end 2013: EUR 47.1 billion). KfW IPEX-Bank is headquartered in Frankfurt am Main, Germany, and maintains a branch office in London, United Kingdom and representative offices in ten locations outside Germany. As of December 31, 2014, KfW IPEX-Bank employed 645 persons (excluding managing directors, but including temporary personnel).

In accordance with the understanding with the European Commission, KfW IPEX-Bank has obtained a banking license and is subject to the KWG and the corporate tax regime. KfW IPEX-Bank is approved as an IRBA (internal ratings-based approach) bank under the Basel II rules by the relevant German supervisory authorities — the BaFin and the Deutsche Bundesbank. KfW IPEX-Bank has been included in the ECB’s comprehensive assessment of large banks conducted in cooperation with national supervisory authorities of the member states participating in the Single Supervisory Mechanism. According to a decision taken by the ECB in September 2014, KfW IPEX-Bank does not qualify as a significant credit institution and will therefore not be supervised by the ECB. Instead, KfW IPEX-Bank will continue to be supervised by the BaFin in cooperation with Deutsche Bundesbank.

Business

KfW IPEX-Bank focuses on supporting the internationalization and the competitiveness of internationally active German and European companies and offers project, export and trade financing. It provides medium and long-term investment and export financing in the form of amortizing loans, guarantees or leasing financing as well as project, object and acquisition financing. KfW IPEX-Bank also offers derivative instruments to allow its clients to hedge interest and currency risk and instruments for short-term trade financing, such as participations in letters of credit.

With the consent of the German Federal Government, KfW delegated the mandate of the management of the Commercial Interest Reference Rate (“CIRR”) Ship Financing Program to KfW IPEX-Bank on the basis of its expertise and many years of experience in ship financing. The program supports German shipyards in global competition and aims to strengthen Germany as a shipbuilding location. Under the CIRR Ship Financing Program, buyers of ships may obtain a fixed-rate loan based on the CIRR, which is a minimum interest rate prescribed by the OECD for officially supported financings in order to ensure competitive neutrality. In order to qualify, buyers must order the ships from a German shipyard.

For the financing bank, the CIRR Ship Financing Program provides the following incentives: First, the interest rate risk of the loan is borne by the Federal Republic over the entire term of the loan. Second, the program gives the bank access to favorable refinancing from KfW without limiting its own liquidity. Although refinancing through KfW is optional, it is generally used by the bank.

In the area of lease operations, KfW IPEX-Bank held a 50% stake in Railpool Holding GmbH & Co. KG, (“Railpool”) an asset manager in rail transportation established in 2008. In early May 2014, KfW IPEX-Bank sold its stake in Railpool. KfW IPEX-Bank will continue its role as creditor for Railpool.

KfW IPEX-Bank’s principal customers are German and European corporations (and their customers) with international operations and larger medium-sized companies in basic and manufacturing industries, as well as in the retail, health, telecommunications, power / renewables, water, shipping, aviation, rail, transport and social infrastructure sectors.

Traditionally, the bulk of loans extended by KfW IPEX-Bank has been used for export and project financing to buyers of German or European exports. In recent years, KfW IPEX-Bank has increasingly extended loans to finance direct investments by German enterprises and other corporate purposes linked to the internationalization of German companies. In addition, KfW IPEX-Bank co-finances large-scale infrastructure projects and means of transport (e.g., airplanes and vessels) in the German and European transport sector. KfW IPEX-Bank also provides, as part of its core business, financing for environment and climate protection projects. Finally, KfW IPEX-Bank’s loans are also used to secure sources of raw materials for the German industry.

KfW IPEX-Bank’s loans are generally extended directly to the ultimate borrower, and KfW IPEX-Bank grants a significant portion of these loans at its own risk. KfW IPEX-Bank regularly cooperates with other financial institutions by way of consortia and syndications. In some cases, KfW IPEX-Bank may arrange for commercial banks to assume the risk on portions of loans made by KfW IPEX-Bank through “risk-participations,” for which KfW IPEX-Bank pays a fee to the bank assuming the risk. KfW IPEX-Bank is eligible to act as on-lending bank under certain of KfW’s promotional programs. In 2014, KfW IPEX-Bank refinanced loan commitments for export and project finance under KfW’s promotional programs in the amount of EUR 153 million (2013: EUR 193 million).

From time to time, KfW IPEX-Bank also enters into framework loan agreements with non-German banks, which enable such banks to extend loans to their customers for the purpose of importing equipment from German or other European exporters. Because the amounts of individual loans are usually small, the related transaction costs are relatively high. The framework agreements help to reduce these transaction costs.

Loans extended by KfW IPEX-Bank are usually secured by collateral and often benefit from a payment guarantee or other security arrangement. Loans extended to finance direct investments may benefit from an investment guarantee against political risk by the Federal Republic if the host country risk is assessed to be substantial.

A portion of export finance loans extended by KfW IPEX-Bank is guaranteed by the Federal Republic through HERMES, the official German export credit insurer. HERMES insurance covers up to 95% – in some instances even up to 100% – of KfW’s Export and Project Finance business sector’s risk, so that the risk of the portion covered is the equivalent of German government risk. HERMES also provides coverage for related deliveries from other, mainly European, countries provided that they do not exceed a certain portion of the total delivery for which an export finance loan was extended. Furthermore, KfW IPEX-Bank’s financing frequently benefits from a guarantee by a foreign export credit agency or a government instrumentality in the buyer’s country.

For borrowers in other European and OECD countries where the country risk is not considered high, KfW IPEX-Bank has been increasingly extending loans on the basis of ordinary banking collateral (e.g., mortgages on aircraft or ships) without seeking the benefit of HERMES or similar coverage. In addition, even when HERMES coverage is sought, KfW IPEX-Bank often extends loans on which the insured portion is less than 95%. As of December 31, 2014, outstanding loans and guarantees (including promotional activities) outside Germany for KfW’s business sector Export and project finance amounted to EUR 39 billion, of which EUR 9 billion, or 23%, were export finance loans (partly) guaranteed by HERMES.

Commitments

In 2014, total commitments of export and project finance amounted to EUR 16.6 billion including commitments under the CIRR scheme for ship financing, which is supported by the federal budget (2013: EUR 13.7 billion). The following table shows commitments in KfW’s business sector Export and project finance in 2014 and 2013.

	Year ended December 31,				Year-to-Year
	2014		2013		% change
	(EUR in millions)	(in % of total)	(EUR in millions)	(in % of total)	(in %)
Commercial business	9,969	60	9,208	67	8
Promotional business (conducted on behalf of KfW)	6,669	40	4,528	33	47

Total commitments (1)	16,638	100	13,736	100	21

(1)	Commitments represent the volume of funds committed for loans and other business transactions in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years.

The following table shows KfW IPEX-Bank’s commitments by sectors in 2014 and 2013:

	Year ended December 31,		Year-to-Year
	2014	2013	% change
	(EUR in millions)		(in %)
Maritime industries	2,917	2,796	4
Basic industries	2,698	2,010	34
Power, renewables and water	2,317	2,511	-8
Aviation and rail	2,167	1,574	38
Financial institutions, trade and commodity finance	2,157	2,027	6
Industries and services	1,862	1,787	4
Transport and social infrastructure	1,247	1,010	23
Leveraged finance, mezzanine and equity (1)	7	20	-65
CIRR for ship finance	1,266	0	—

Total commitments	16,638	13,736	21

(1)	Starting in 2012, commitments with respect to leveraged finance, mezzanine and equity have generally been reported directly under the sector in which the transaction occurs. The small new commitment at year-end 2013 reflects an exceptional investment for a renewable energy project, which was not attributable to any other sector, whereas the minor new commitment in 2014 is attributable to an existing portfolio transaction in a restructuring situation.

Commitments by Sector. In 2014, total commitments increased to EUR 16.6 billion, partially driven by a few large individual transactions. In 2014, commitments of EUR 1.3 billion were provided under the federal supported CIRR scheme for ship financing (2013: EUR 0 billion) as there was more demand from potential borrowers compared to the prior year. The highest commitments were achieved in the maritime industries sector with EUR 2.9 billion, including significant individual transactions for cruise liners and offshore industry investments, followed by the Basic industries sector with EUR 2.7 billion which benefited from large single export investments, and the Power, renewables and water sector with EUR 2.3 billion reflecting KfW IPEX-Bank efforts to foster financing of environmental und climate protection transactions. Commitments under the Trade finance and Aviation and rail sectors amounted to EUR 2.2 billion each.

Commitments by Geographic Area. KfW IPEX-Bank’s commitments are reported for the following three regions in 2014: Germany; Europe (excluding Germany, but including Russia and Turkey); and the rest of the world. In 2014, KfW IPEX-Bank’s commitments for project and export financing (excluding CIRR for ship financing) within Germany increased to EUR 3.2 billion (2013: EUR 2.7 billion). In 2014, commitments in Europe (excluding Germany, but including Russia and Turkey) amounted to EUR 5.9 billion (2013: EUR 5.8 billion). KfW IPEX-Bank’s commitments in the rest of the world increased to EUR 6.3 billion in 2014 (2013: EUR 5.2 billion). The transregional CIRR commitments for ship financing amounted to EUR 1.3 billion in 2014 (2013: EUR 0 billion).

Commitments by Product. The following table shows KfW IPEX-Bank’s commitments by product in 2014 and 2013:

	Year ended December 31,		Year-to-Year
	2014	2013 (1)	% change
	(EUR in millions)		(in %)
Loans (term loan and bullet)	7,796	7,078	10
Project finance	2,548	2,000	27
Revolving credit facilities for cash drawings	1,660	1,474	13
Trade finance	1,297	930	39
Guarantees	1,050	1,280	-18
Asset finance	481	535	-10
Acquisition finance	243	281	-14
Debt instruments	165	0	—
Lease finance	125	89	40
Loans to funds	0	50	-100
Equity investments	7	20	-65
CIRR for ship finance	1,266	0	—

Total commitments	16,638	13,736	21

(1)	Commitment figures for 2013 deviate from the amounts disclosed previously, as commitments attributable to Guarantees have been reclassified from the individual product categories into the Guarantees product category.

Funding

The funds for KfW IPEX-Bank’s commitments are mainly provided by KfW through borrowings in the capital markets. KfW provides funding to KfW IPEX-Bank’s international project and export finance business at market rates based on the ratings assigned to KfW IPEX-Bank by international rating agencies. For those areas of export finance which the European Commission has deemed to fall within the scope of the promotional activities of KfW, funds from the ERP Special Fund may also be used for subsidizing interest rates. In 2014, EUR 460 million of loan disbursements were supported by the ERP Special Fund.

The terms of export and project finance loans funded in the capital markets are based on the cost of funds to KfW, plus a margin intended to cover the administrative cost of the loan, the credit risk and a return on capital. Because the Federal Republic is a member of the OECD, loans financed with funds from the ERP Special Fund or under the CIRR scheme for the shipping industry must comply with OECD regulations, which provide for minimum interest rates and maximum credit periods. Margins on these loans are also generally intended to cover all the risks of such loans as well as administrative costs and a return on capital. In addition, KfW IPEX-Bank charges customary banking fees for reserving and providing financing and for processing. Loans denominated in currencies other than euros are hedged through matched funding or other mechanisms.

Promotion of Developing and Transition Countries

In its promotion of developing and transition countries business, KfW, on behalf of the Federal Republic, provides financial assistance to developing countries and countries in transition, either through KfW Entwicklungsbank (KfW Development Bank), which promotes mainly public sector development cooperation activities, or through DEG, which promotes private sector investments in developing countries.

The following table sets forth KfW’s commitments for its promotion of developing and transition countries business in 2014 and 2013:

PROMOTION OF DEVELOPING AND TRANSITION COUNTRIES COMMITMENTS

	Year ended December 31,		Year-to-Year
	2014	2013	% change
	(EUR in millions)		(in %)
KfW Entwicklungsbank	7,356	5,268	40
DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	1,473	1,450	2

Total commitments	8,829	6,718	31

KfW Entwicklungsbank (KfW Development Bank)

Under the brand name KfW Entwicklungsbank, KfW acts as the Federal Republic’s international development bank, extending loans and disbursing grants mainly to foreign public sector borrowers and recipients. In 2014, approximately 23% of these loans and grants were refinanced from federal budget funds provided to KfW. All of KfW’s international development activities are made according to instructions from the Federal Government. Mandates and all funds from the Federal Government involved in loan commitments and grants do not, by their nature, appear on KfW’s consolidated statement of financial position.

KfW extends financial cooperation loans in three ways:

•	Traditional Financial Cooperation Loans (FZ-Standardkredite) that are extended for the account of the Federal Republic;

•

Financial Cooperation Development Loans (FZ-Entwicklungskredite), in which KfW offers its own funds as an additional source of financing. For these loans, federal budget funds at low interest rates or grant funds are combined with funds from KfW that are refinanced in the capital markets. Roughly 76% of the portion refinanced with KfW funds is guaranteed either by a special guarantee facility of the Federal Republic or by export credit agencies. Interest rates and related terms of Financial Cooperation Development Loans are significantly more favorable to the borrower than market terms and, therefore, meet the requirements for recognition as official development assistance (“ODA”); and

•

Financial Cooperation Promotional Loans (FZ-Förderkredite), which are funded solely through funds raised by KfW in the capital markets. Since 2012, FZ-Förderkredite have been eligible for guarantees by a special guarantee facility of the Federal Republic. They may also meet the requirements for recognition as ODA as they offer more favorable terms to the borrower than market terms.

Generally, interested foreign governments submit applications for financial cooperation to the Federal Government, which then asks KfW to appraise the proposed projects. In the case of Financial Cooperation Promotional Loans, project sponsors may submit their proposals directly to KfW. KfW maintains a staff of economists, engineers and other specialists to assist in the appraisal and development of projects. KfW receives fees from the Federal Republic for loans and grants extended for the account of the Federal Government and Financial Cooperation Development Loans, calculated as a percentage of outstanding loans and grants, as far as they are financed out of the federal budget. Based on KfW’s appraisal and its recommendation, the Federal Republic decides whether it funds a particular project. Upon a favorable decision and upon determination of the terms and conditions of financing, KfW enters into a loan or grant agreement with the recipient country or, if applicable, the individual agency responsible for the project, in which case the obligations under that agreement would then usually be fully guaranteed by the respective recipient country.

Financial cooperation loans and grants are disbursed according to the progress of the relevant project, and KfW monitors the utilization of funds in order to verify compliance with the provisions of the loan or grant agreement.

The following table shows KfW Entwicklungsbank’s commitments in 2014 and 2013:

KFW ENTWICKLUNGSBANK COMMITMENTS

	Year ended December 31,		Year-to-Year
	2014	2013	% change
	(EUR in millions)		(in %)
Loan commitments	5,526	3,244	70
of which federal funds	168	198	-15
of which KfW’s funds refinanced in the capital markets	5,358	3,046	76
Grant commitments	1,490	1,618	-8
Mandates (1)	340	406	-16

Total commitments	7,356	5,268	40

(1)	Mandates are grants funded by governmental or supranational entities and distributed using KfW’s expertise and channels.

Total commitments of KfW Entwicklungsbank increased by 40% to EUR 7,356 million in 2014 (2013: EUR 5,268 million) due to increased loan commitments especially in the economic infrastructure sector. The relative share of loan commitments that were refinanced in the capital markets increased to 97% in 2014 (2013: 94%).

In 2014, Asia accounted for 30% of KfW Entwicklungsbank’s commitments; sub-Saharan Africa, for 17%; Middle East/North Africa, for 18%; Europe/Caucasus, for 11%; Latin America, for 16%; and trans-regional commitments accounted for 7%.

The following table shows KfW Entwicklungsbank’s commitments by sector in 2014:

	Year ended December 31,
	2014
	(EUR in millions)	(in % of total)
Economic infrastructure	2,950	40
Social infrastructure	1,589	22
Financial sector	1,408	19
Production sector	396	5
Others (1)	1,013	14

Total commitments	7,356	100

(1)	Consists of commitments made for multi-sector projects and emergency assistance in crisis situations.

DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH

DEG, a German limited liability corporation, is a legally independent entity founded in 1962. DEG is based in Cologne, Germany. In 2001, KfW acquired DEG from the Federal Republic. Since then, DEG has been fully consolidated in KfW’s consolidated financial statements. As of December 31, 2014, DEG maintained 13 representative offices in developing or transition countries. In 2014, DEG employed an average of 501 persons (2013: 484). At year-end 2014, DEG’s total assets amounted to EUR 5.3 billion (2013: EUR 4.8 billion).

DEG’s activities extend to various countries in Africa, Asia, Latin America, and Central and Eastern Europe. DEG aims to establish and expand private enterprise structures in these countries as a contribution to sustainable growth and lasting improvement in the living conditions of the local population. To this end, DEG provides long-term financing for private enterprises investing in developing countries. In addition, DEG offers customized consultancy services on a project-by-project basis.

DEG pursues four key economic aims in its private sector development policy:

•	promoting direct investment, including through DEG’s own venture capital activity;

•	providing long-term debt financing to investment projects;

•	investing in future markets; and

•	strengthening local capital markets through financial sector development.

DEG conducts its activities in cooperation with commercial banks rather than in competition with them. In its activities, DEG acts in accordance with commercial principles. Accordingly, it does not provide subsidized financing, but instead offers financing solely on commercial terms and conditions. DEG also seeks to mobilize other partners in order to raise additional capital for investments in its projects.

As an instrumentality serving public policy objectives of the Federal Government, DEG has been granted a favorable tax status under which only part of DEG’s activities are subject to corporate income tax. DEG does not distribute profits but instead re-channels them into new investments.

DEG’s obligations do not benefit from the Guarantee of the Federal Republic or from Anstaltslast, and while DEG’s indebtedness is reflected in KfW’s consolidated statement of financial position, its debt represents obligations of DEG and not of KfW. KfW and DEG have a refinancing agreement in place, pursuant to which KfW acts as sole issuer in the capital markets and provides DEG with mid- and long-term capital market funds according to DEG’s capital needs. In addition, internal agreements have been reached concerning the respective fields of business activities, the mutual use of offices abroad, joint public relations activities and joint information technology management.

The following table shows DEG’s commitments in 2014 and 2013:

DEG COMMITMENTS

	Year ended December 31,		Year-to-Year
	2014	2013	% change
	(EUR in millions)		(in %)
Loans	806	878	-8
Equity participations	380	329	16
Mezzanine financing	286	243	18
Guarantees	1	—	—

Total commitments	1,473	1,450	2

Capital Markets

KfW’s Capital markets business sector comprises the group’s treasury activities, including its funding activities and its financial asset management. Furthermore, this business sector manages KfW’s ABS (asset-backed securities) and ABCP (asset-backed commercial paper) Portfolio, which are part of KfW’s promotional activities, as well as other capital markets-related activities currently consisting of privatization initiatives relating to Deutsche Telekom AG (“Deutsche Telekom”) and Deutsche Post AG (“Deutsche Post”) and the provision of a loan facility to Greece on behalf of the Federal Government.

Funding

KfW’s principal sources of funds are the international financial markets and public funds, with the majority of lending in its business sectors being financed from funds raised by KfW in the international financial markets. The group’s consolidated balance sheet total at year-end 2014 was EUR 489.1 billion. EUR 434.2 billion, or 89% of this amount, was financed through borrowings (i.e., from financial market funds or public funds). In addition, at year-end 2014, KfW had EUR 17.8 billion in liabilities held in trust (i.e., for which the Federal Government provides the funding and assumes all risks), which do not appear on KfW’s consolidated statement of financial position. In line with the focus on mid-term and long-term loans within its loan portfolio resulting from its promotional business, approximately 72% of KfW Group’s total borrowings outstanding at the end of 2014 had remaining maturities of one year or more.

Financial-Market Funds. KfW raises short-term and long-term funds in the international financial markets through the issuance of bonds and notes (including commercial paper) and by incurring loans against debt certificates (Schuldscheindarlehen or “promissory note loans”). Long-term funding with initial maturities of more than one year (referred to as “capital-market funding” below) represents the most important source of funding. Short-term borrowings with initial maturities of less than one year in the form of commercial paper (referred to as “money-market funding” below) are primarily used for purposes of KfW’s liquidity management. The percentage of capital-market funding outstanding of total financial-market funds outstanding was 92% at the end of 2014.

All amounts stated in connection with KfW’s capital- and money-market funding transactions or funding volume are, unless stated otherwise, based on net proceeds to KfW, which are calculated as principal amount less discount and underwriting commissions, if any.

Capital-Market Funding. KfW’s capital-market funding policy pursues a dual objective: to achieve the most favorable terms possible for funds raised in the capital markets; and to minimize, to the extent practicable, the effects of changes in interest rates and foreign exchange rates mainly through interest rate and currency risk hedging instruments and, to a more limited extent, by matching funding liabilities with loan assets. In order to achieve favorable terms for funds raised, KfW maintains an active presence in all major capital markets and utilizes a broad range of funding instruments in various currencies, covering a wide range of maturities.

KfW’s capital-market funding is based on three pillars: its “benchmark” bond programs (in euro and U.S. dollar); publicly-placed bonds outside the benchmark programs; and “private placements,” which is a term KfW uses in the commercial sense to refer to sales to a specific investor or a limited number of investors.

In 2014, KfW started to issue green bonds as part of its “publicly-placed bonds” pillar. KfW aims to broaden its investor base by addressing socially responsible investors and to enhance capital markets’ infrastructure to finance environmental projects. KfW’s green bonds are linked to KfW’s Erneuerbare Energien Standard Programm (Renewable Energies – Standard Program). While net proceeds from the sale of KfW green bonds are used in KfW’s general business, KfW simultaneously allocates an amount equal to the net proceeds of the green bonds to an internal account designated for “green bond” issuances. The balance of this internal account is completely reduced by amounts matching requests for disbursements under KfW’s “Renewable Energies – Standard Program” during the then current calendar year.

KFW’S GREEN BOND ISSUES 2014

	Aggregate principal amount in billions	Initial maturity (in years)	Interest rate in % per annum
KfW EUR Green Bond	1.5 EUR	5	0.375
KfW USD Green Bond	1.5 USD	5	1.750

In 2014, benchmark bonds accounted for a funding volume of EUR 32.5 billion, or 57%, of KfW’s total capital-market funding. The two other funding sources accounted for EUR 22.7 billion, or 39%, and EUR 2.3 billion, or 4%, respectively. Total capital-market funding in 2014 amounted to EUR 57.4 billion (2013: EUR 65.4 billion).

In 2014, KfW’s total new capital-market funding was raised in 13 different currencies and approx. 250 separate capital market transactions. KfW’s core currencies are the euro and the U.S. dollar, which together accounted for 83% of KfW’s total new capital-market funding in 2014 (2013: 87%). The volume of new funds raised in Australian dollar increased from 4% to 5%, making it KfW’s third most significant funding currency in 2014. The volume of pound sterling and Japanese yen funding increased to 5% (2013: 2%) and 3% (2012: 2%), respectively.

KFW’S TOTAL NEW CAPITAL-MARKET FUNDING VOLUME 2014 BY CURRENCIES

	EUR in billions	In % of total
Euro (EUR)	25.8	45
U.S. dollar (USD)	21.7	38
Australian dollar (AUD)	3.1	5
Pound sterling (GBP)	3.0	5
Japanese yen (JPY)	1.5	3
Other currencies (e.g., CAD, BRL and TRY)	2.4	4

Total	57.4	100

KfW expects its volume of funding to be raised in the capital markets in 2015 to be in a range of EUR 55 billion to EUR 60 billion.

The most important sources of capital-market funding for KfW are bond and note issues followed by promissory note loans. At year-end 2014, the amount of outstanding bonds and notes issued by KfW totaled EUR 370.0 billion, representing a EUR 9.8 billion increase from EUR 360.2 billion outstanding at year-end 2013.

In 2014, KfW sold four bond issues in an aggregate principal amount of EUR 16 billion under its euro benchmark program and five note issues in an aggregate principal amount of USD 22.0 billion under its U.S. dollar benchmark program. In addition to the benchmark issues, three additional series of global notes denominated in U.S. dollar and Canadian dollar were issued by KfW in 2014.

KFW’S BENCHMARK BOND ISSUES IN 2014

	Aggregate principal amount in billions	Initial maturity (in years)	Interest rate in % per annum
U.S. $-Benchmark I/2014	USD 4.0	5	1.875
U.S. $-Benchmark II/2014	USD 4.0	3	0.750
U.S. $-Benchmark III/2014	USD 6.0	2	0.500
U.S. $-Benchmark IV/2014	USD 3.0	3	0.875
U.S. $-Benchmark V/2014	USD 5.0	10	2.500
Euro-Benchmark I/2014	EUR 5.0	7	1.625
Euro-Benchmark II/2014	EUR 4.0	3	0.875
Euro-Benchmark III/2014	EUR 4.0	5	1.500
Euro-Benchmark IV/2014	EUR 3.0	10	0.050

Of outstanding borrowings, promissory note loans continue to be KfW’s second most important capital-market funding instrument, with EUR 8.7 billion outstanding at year-end 2014. Of this amount, EUR 2.4 billion was included on KfW’s consolidated statement of financial position in liabilities to banks and EUR 6.3 billion in liabilities to customers. Promissory note loans are a special instrument of the German capital market, under which the lending entity (generally a bank, insurance company or public pension fund) receives a certificate evidencing its loan to the borrower and the terms of such loan. Maturities on promissory note loans range from one to 30 years, thereby providing a high degree of flexibility to both the borrower and the lender. Transferable only by way of assignment, promissory note loans have only limited liquidity in the interbank secondary market.

The following table sets forth summary information concerning KfW’s outstanding bonds and notes as well as promissory note loans with an initial maturity of more than one year and issued in the capital markets.

INFORMATION ON ISSUES OF FUNDED DEBT OF KFW GROUP

(AS OF DECEMBER 31, 2014)

Currency	Number of transactions	Interest type	Average interest rate in % per annum (1) (2)	Years of issue	Maturities	Average years to maturity (2)	Aggregate principal amount outstanding in applicable currency	Aggregate principal amount outstanding in EUR (3)
AUD	27	FIXED	5.50	2005-2014	2015-2025	3.83	29,446,460,000.00	19,857,347,090.18
AUD	2	FLOATING	3.07	2011-2014	2016-2019	2.28	500,000,000.00	337,177,152.88
BRL	16	FIXED	7.70	2006-2014	2015-2020	1.43	5,295,990,000.00	1,641,632,956.73
CAD	13	FIXED	2.99	2005-2014	2015-2037	4.98	5,852,200,000.00	4,161,416,482.98
CHF	8	FIXED	2.64	2005-2010	2016-2037	7.35	3,105,000,000.00	2,582,335,329.35
CNY	2	FIXED	1.44	2013-2014	2015-2016	1.24	1,120,000,000.00	148,303,120.99
DEM	1	FIXED	7.00	1993	2023	8.25	105,985,000.00	54,189,270.03
EUR	229	FIXED	2.21	1986-2014	2015-2044	4.05	158,267,373,790.94	158,267,373,790.94
EUR	115	FLOATING	1.06	1999-2014	2015-2073	6.19	10,018,168,368.89	10,018,168,368.89
GBP	18	FIXED	4.25	2000-2014	2015-2037	5.78	19,431,687,000.00	24,947,601,746.05
GBP	10	FLOATING	0.66	1999-2013	2015-2041	1.05	2,120,470,982.71	2,722,391,812.44
HKD	2	FIXED	4.44	2004	2015-2017	1.66	435,000,000.00	46,193,055.12
ISK	1	FIXED	7.75	2007	2017	2.39	500,000,000.00	3,240,440.70
JPY	24	FIXED	2.47	1995-2014	2015-2038	12.47	201,491,000,000.00	1,387,392,412.01
JPY	462	FLOATING	2.31	1996-2014	2015-2044	13.89	566,425,000,000.00	3,900,192,797.99
MYR	1	FIXED	3.98	2007	2017	2.07	250,000,000.00	58,891,427.76
NOK	23	FIXED	4.29	2002-2013	2015-2036	4.18	30,735,000,000.00	3,399,137,359.01
NOK	2	FLOATING	1.57	2011	2015-2016	1.01	5,000,000,000.00	552,975,005.53
NZD	6	FIXED	4.47	2005-2014	2015-2020	2.32	1,950,000,000.00	1,256,038,647.36
PEN	1	FIXED	5.62	2010	2017	2.19	75,000,000.00	20,662,864.70
PLN	1	FIXED	4.50	2006	2025	10.11	71,105,030.65	16,639,761.92
RUB	2	FIXED	6.96	2012	2016-2017	1.68	8,500,000,000.00	117,505,564.23
SEK	11	FIXED	3.94	2006-2011	2015-2031	4.60	32,400,000,000.00	3,449,377,195.78
SEK	5	FLOATING	0.58	2008-2013	2015-2020	2.59	5,600,000,000.00	596,188,651.12
TRY	14	FIXED	6.89	2007-2014	2015-2019	1.88	3,253,640,000.00	1,148,884,180.80
USD	96	FIXED	2.10	1995-2014	2015-2045	4.05	135,269,319,463.48	111,415,303,075.09
USD	25	FLOATING	0.34	2005-2014	2015-2023	0.91	6,224,639,399.22	5,126,957,745.85
ZAR	8	FIXED	6.14	2005-2014	2015-2020	1.99	6,600,000,000.00	470,242,887.59

Total	1,125					4.29		357,703,760,194.02

(1)	Interest rate of floating rate note means the applicable interest rate as of December 31, 2014. For floating rate notes with interest rates that are fixed in arrears the latest fixed interest rate was used. Zero coupon bonds are included in the calculation with their average effective interest rates.

(2)	Averages have been calculated on a capital-weighted basis taking into account the aggregate principal amount outstanding in euro.

(3)	Conversion into euro at the spot rate using the European Central Bank reference rates on December 31, 2014.

Money-Market Funding. Commercial paper is issued under two commercial paper programs: the EUR 40 billion multicurrency commercial paper program, which KfW intends to increase to EUR 50 billion in the near future, and the USD 10 billion commercial paper program. The multicurrency commercial paper program represents the most important source of short-term liquidity for KfW. As of December 31, 2014, KfW Group’s commercial paper outstanding totaled EUR 34.0 billion (year-end 2013: EUR 25.3 billion).

Public Funds. The proportion of public funds in the group’s borrowings was 1% at the end of 2014. The most important source of public funds for KfW is the budget of the Federal Republic. Total long-term and short-term borrowings from funds provided by the federal budget (excluding loans on a trust basis) amounted to EUR 5.2 billion as of December 31, 2014. The group’s long-term and short-term borrowings from the ERP Special Fund amounted to EUR 173 million as of December 31, 2014. Public funds are made available to the group for use in special categories of KfW’s domestic activities and certain export and project finance transactions with developing countries. Public funds are particularly important in the area of financial cooperation, where KfW Entwicklungsbank extends loans and disburses grants to foreign public sector borrowers and recipients in developing and transition countries. Public funds constituted approximately 23% of the sources of funding for KfW Entwicklungsbank’s commitments in 2014.

Derivatives

KfW generally enters into derivatives transactions for hedging purposes in connection with its financing and funding activities. Accordingly, the substantial majority of its derivatives are interest- or currency-related derivatives. KfW Group does not enter into derivatives for trading purposes and does not facilitate the purchase of derivatives on behalf of any entities outside the group through brokerage or similar agency activities.

The following tables provide detailed information on the group’s derivatives exposures:

KFW GROUP’S DERIVATIVES EXPOSURE

	Notional value		Fair value		Fair value
	As of December 31,		As of December 31, 2014		As of December 31, 2013
	2014	2013	Positive	Negative	Positive	Negative
	(EUR in millions)		(EUR in millions)		(EUR in millions)
Interest-related derivatives	467,585	456,567	20,942	24,933	16,223	18,508
Currency-related derivatives (1)	218,125	212,058	17,385	3,516	7,540	9,699
Credit derivatives as protection buyer	—	—	—	—	—	—
Miscellaneous	0	11	1	0	3	3

Total derivatives (2) (3)	685,711	668,636	38,329	28,449	23,766	28,210
Embedded derivatives accounted for separately	—	—	134	21	134	4

Total balance sheet items “derivatives subject to hedge accounting” and “other derivatives”	685,711	668,636	38,463	28,470	23,900	28,214

(1)	Includes cross-currency swaps.

(2)	Includes derivative financial instruments which are offered by KfW’s wholly-owned subsidiary KfW IPEX-Bank to its customers as hedging instruments in connection with, and related to, financing in the context of its export and project financing activities. In order to hedge the risk arising from these derivative transactions, KfW IPEX-Bank enters into hedging transactions with KfW. In the context of centralizing and aggregating market-facing hedging activities within the group at the parent level, KfW, in turn, hedges itself with corresponding offsetting transactions in the market to the extent necessary. These risk-mitigating hedging transactions entered into by KfW are also disclosed.

(3)	Includes derivative contracts in closed risk positions entered into pursuant to special mandates by the Federal Government in accordance with article 2 paragraph 4 of the KfW Law.

	As of December 31,
	2014	2013
	(EUR in millions)
Total positive fair value before netting	38,329	23,766
Total positive fair value after netting (1)	16,718	8,259
Collateral received	14,062	7,573
of which cash collateral	13,922	7,573

Total positive fair value after netting and collaterals	2,656	686

(1)	Presents the effects of netting agreements that do not fulfill the offsetting criteria under IFRS. Due to the strict criteria for offsetting financial instruments under IAS 32, KfW Group’s consolidated statement of financial position does not reflect any netting effects with respect to its derivatives.

KfW Group’s derivatives activities are reflected in its consolidated statement of financial position in the line items “derivatives used for hedge accounting” and “other derivatives.” For additional information on KfW Group’s derivatives exposure, see notes 9, 10, 11, 45, 46, 57, 58 and 73 to the financial statements included in Exhibit (e) to this annual report. For more information on interest and currency risks related to derivatives as well as counterparty default risks, see “Group management report—Risk report—Types of risk—Market price risk” and “—Counterparty default risk,” respectively, included in Exhibit (e) to this annual report.

Asset Management

As of December 31, 2014, KfW Group held financial assets in an amount of EUR 30.7 billion (year-end 2013: EUR 30.6 billion). See “Group management report—Economic report—Development of net assets” included in Exhibit (e) to this annual report for more information concerning financial assets. EUR 23.9 billion, or 78%, of all financial assets were held in the form of fixed income securities for liquidity purposes. The remaining financial assets were securities held as surrogate for loans or as equity investments in the context of KfW’s promotional business (e.g., ABS and ABCP Portfolio or DEG’s direct investments). Finally, equity participations held, directly or indirectly, by KfW made up only a very limited amount of the group’s financial assets.

Liquidity Portfolio. KfW pursues a conservative liquidity management strategy. For this purpose, KfW holds financial assets in its liquidity portfolio. The bulk of securities held in this portfolio are denominated in euro, with the remainder denominated in U.S. dollar. For its liquidity portfolio, which KfW holds as liquidity reserve, KfW purchases medium-term securities issued by banks, primarily covered bonds (Pfandbriefe), bonds of public sector issuers and supranational institutions or agencies as well as asset backed securities. The bulk of euro-denominated bonds included in KfW’s liquidity portfolio is eligible as collateral with the European Central Bank and enables KfW to enter into repurchase agreements in refinancing operations within the European System of Central Banks via the Deutsche Bundesbank. At the end of 2014, KfW held securities in the aggregate amount of EUR 23.9 billion in its liquidity portfolio. For financial reporting purposes, securities denominated in U.S. dollar were converted into euro at the currency exchange rate as of December 31, 2014. In addition to these securities, as of December 31, 2014, KfW held money-market assets (overnight and term loans as well as reverse repurchase transactions) for liquidity management purposes in the amount of EUR 28.1 billion.

Investments in the ABS and ABCP Portfolio. In 2014, KfW provided EUR 1.2 billion (2013: EUR 0.7 billion) for financing SMEs by investing in senior tranches of securitized assets (e.g., SME lease and loan portfolios) as well as asset-backed commercial paper in order to enable SMEs to benefit from sustainable and stable refinancing. As of December 31, 2014, the overall ABS and ABCP portfolio volume amounted to EUR 1.8 billion.

Investments in Green Bond Portfolio. In order to complement KfW’s sustainability strategy, KfW intends to set up a green bond portfolio over the coming years with a targeted volume of up to EUR 1.0 billion. Whether and when investments will be made will depend on supply, quality and prevailing market conditions.

Privatization Initiatives

KfW has been mandated by the Federal Government to take measures with respect to the privatization of Deutsche Telekom and Deutsche Post. Pursuant to a special mandate by the Federal Government and in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft), KfW has acquired and sold shares of both Deutsche Telekom and Deutsche Post in various transactions since 1997. In furtherance of the privatization initiatives of the Federal Government,

KfW sold those shares through German and international public offerings, private placements, block trades, exchangeable bonds and other transactions. Pursuant to an arms-length agreement with the Federal Government, KfW is protected against the market risk of these transactions. The agreement provides that KfW will receive a percentage of any market value increase in the shares acquired and sold, plus a fee for its services.

In the case of Deutsche Telekom, on May 15, 2014, the shareholders’ meeting resolved to pay out a dividend of EUR 0.50 per share for 2013. As in the previous year, shareholders were given the choice to receive dividends in cash or in shares. KfW received new shares from the scrip dividend and increased its total ownership interest in Deutsche Telekom to approximately 791.2 million ordinary registered shares compared to its total ownership interest of 774.9 million ordinary registered shares as of December 31, 2013. After distribution of the scrip dividend, KfW’s stake in Deutsche Telekom remained nearly unchanged at approximately 17.4% as of June 17, 2014, which also represents the stake at year-end 2014 (December 31, 2013: 17.4%). To KfW’s knowledge, the stake of the Federal Republic of Germany declined to approximately 14.3% compared to 14.5% as of December 31, 2013.

At year-end 2014, KfW’s total shareholding in Deutsche Post had remained unchanged compared to year-end 2013 at approximately 21.0%.

To KfW’s knowledge, the Federal Republic does not hold any shares directly in Deutsche Post.

Given the above-mentioned agreement with the Federal Government, KfW’s holdings in shares of Deutsche Post and Deutsche Telekom are not included in financial assets, but are presented on KfW’s consolidated statement of financial position as loans and advances to customers.

The Federal Government may sell further stakes in Deutsche Telekom to KfW in the future. KfW expects its holdings in Deutsche Telekom and Deutsche Post shares to be reduced in the medium term.

Loan Facility to Greece Mandated by the Federal Government

KfW supports the Federal Republic in conducting EU-wide financial support measures for Greece. In 2010, the Federal Government mandated KfW in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft) to participate in a loan facility to Greece on behalf of the Federal Republic. All risks resulting from this loan facility are covered by a guarantee of the Federal Republic. As of December 31, 2014, the total amount outstanding of this loan to Greece amounted to EUR  15.2 billion.

Strategic Shareholdings

KfW’s most important strategic shareholdings are DEG, which is held directly by KfW, and KfW IPEX-Bank, which is held indirectly via KfW IPEX-Beteiligungsholding GmbH. KfW Beteiligungsholding GmbH, a direct subsidiary of KfW, holds several other strategic subsidiaries and equity participations. At year-end 2014, important assets of KfW Beteiligungsholding GmbH consisted of 100% stakes in Finanzierungs- und Beratungsgesellschaft mbH, ASTRA-Grundstücksgesellschaft mbH (in liquidation) and tbg Technologie-Beteiligungs-Gesellschaft mbH.

Airbus Group (EADS N.V.)

In 2007, KfW, together with 14 other investors, agreed to acquire jointly from DaimlerChrysler group (now Daimler group) a stake of, at that time, 7.5% in European Aeronautic Defence and Space Company N.V. (“EADS”), of which the economic interest was held through the special purpose vehicle Dedalus GmbH & Co. KGaA (“Dedalus”). In connection with a further reduction by the Daimler group of its stake in EADS in December 2012, the Federal Government, which regards the ownership structure of EADS as a matter of strategic national interest, agreed on a revised government shareholding agreement with EADS, France and Spain, which allows it to directly or indirectly own an equity stake of up to 12% in EADS. In this context, the Federal Government mandated KfW to directly or indirectly acquire and hold an equity stake of up to 12% in EADS on behalf of the Federal Republic.

At the beginning of April 2013, France, Germany and Spain entered into a supplemental shareholders’ agreement, which provided for the dissolution of the Dedalus consortium and for KfW and the remaining investors to hold their respective equity stakes in EADS directly and indirectly through Gesellschaft zur Beteiligungsverwaltung GZBV mbH & Co. KG (“GZBV”). At the end of 2013, GZBV had increased its equity stake in EADS by buying approximately 1.87 million shares. In 2014, EADS changed its legal name to Airbus Group N.V. (“Airbus”). At year-end 2014, KfW held, through GZBV, an equity stake of approximately 9.21% in Airbus. Together with the other investors’ interests in GZBV, this equalled a total equity stake of 10.92% in Airbus.

KfW’s investments in Airbus were made pursuant to a special mandate of the Federal Government in accordance with article 2 paragraph 4 of the KfW Law, which authorizes the Federal Government to direct KfW to take measures in connection with matters in which the Federal Republic has an interest (Zuweisungsgeschäft). KfW is fully protected by the Federal Republic against any economic risks resulting from its total investment in Airbus.

CAPITALIZATION

CAPITALIZATION OF KFW GROUP AS OF DECEMBER 31, 2014

(EUR in millions)
Borrowings
Short-term funds	34,213
Bonds and other fixed-income securities	370,034
Other borrowings	27,685
Subordinated liabilities (1)	2,247

Total borrowings	434,179

Equity
Paid-in subscribed capital (2)	3,300
Capital reserve (3)	7,197
Reserve from the ERP Special Fund	1,191
Retained earnings	10,019
Fund for general banking risks	500
Revaluation reserve	-608

Total equity	21,598

Total capitalization	455,777

(1)	Includes assets transferred from the ERP Special Fund in form of a subordinated loan of EUR 2,247 million.

(2)	KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounted to EUR 3,750 million in 2014, of which EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

(3)	Includes equity capital in form of promotional reserves (Förderrücklage) from the ERP Special Fund of EUR 5,900 million.

MANAGEMENT AND EMPLOYEES

The bodies of KfW are the Executive Board (Vorstand) and the Board of Supervisory Directors (Verwaltungsrat).

Executive Board

The Executive Board is responsible for the day-to-day conduct of KfW’s business and the administration of its assets. Typically, members of the Executive Board are initially appointed for a maximum of three years by the Board of Supervisory Directors. After the first term each member may be repeatedly reappointed for, or his or her term of office may be repeatedly extended by, up to five years by the Board of Supervisory Directors. Each member of the Executive Board is responsible for certain aspects of KfW’s activities but shares the responsibility for actions taken by the Executive Board.

In April 2014, Dr Ingrid Hengster joined KfW’s Executive Board as successor of Dr. Axel Nawrath, whose contract expired in March 2014. In July 2014, Bernd Loewen started his second term as member of KfW’s Executive Board. In September 2014, Dr Edeltraud Leibrock informed KfW’s Board of Supervisory Directors that she does not intend to serve a second term as member of KfW’s executive board. Dr Leibrock’s current term ends in September 2015.

In light of the bank regulatory requirements for risk management systems set forth in the KWG and MaRisk, KfW plans to separate the chief financial officer and chief risk officer responsibilities, which are currently both headed by Mr Loewen, in the near future. After the separation, Mr Loewen will focus on Accounting and Information Technology and will act as Chief Financial Officer of KfW.

The following biographical information on the current members of the Executive Board includes their ages as of April 16, 2015, the year in which they were appointed, and their current positions and areas of responsibility.

Dr Ulrich Schröder

Age: 63

Dr Ulrich Schröder joined KfW Group as Chief Executive Officer of KfW’s Executive Board in September 2008. He is in charge of Management Affairs and Communication, Group Development and Economics, Internal Auditing, Compliance, and Sustainability. Dr Schröder’s current tenure will end in 2017.

Dr Schröder studied law and business administration at the University of Münster, Germany, and received his doctorate in law in 1983. He joined Westdeutsche Landesbank Girozentrale (WestLB), Düsseldorf/Münster, Germany, in 1983. Following various management positions, amongst others in the corporate clients unit, as a branch manager and board member of WestLB France, Paris, and as the manager of WestLB’s chemicals/life sciences unit, he was appointed to the Managing Board of WestLB in April 2002. In August 2002, he joined the Managing Board of the newly established NRW.BANK, Düsseldorf/Münster, Germany, and was appointed Chairman of the Managing Board in 2006.

Dr Schröder is a member of the Supervisory Boards of Deutsche Post AG, Bonn, Germany, Deutsche Telekom AG, Bonn, Germany, DEG, Cologne, Germany, and the “2020 European Fund for Energy, Climate Change and Infrastructure,” Luxembourg.

In addition, Dr Schröder is a member of the Advisory Board of HSBC Trinkaus & Burkhardt AG, Düsseldorf, Germany, and a member of the Economic Advisory Board of Fraport AG, Frankfurt am Main, Germany.

Dr Günther Bräunig

Age: 59

Dr Günther Bräunig became a member of KfW’s Executive Board in October 2006. He is in charge of Financial Markets, Central Services, Human Resources, and Legal Affairs. Dr Bräunig’s current tenure will end in 2016.

Dr Bräunig joined KfW Group in September 1989 to head the International Capital Market department. He subsequently held management positions in the Credit Affairs department and the Management Affairs department. In 1996, he became Senior Vice President and Head of Management Affairs. In May 2000, he was appointed Executive Vice President of KfW. Between August 2007 and October 2008 he served as Chief Executive Officer of IKB Deutsche Industriebank AG, Düsseldorf, Germany, while this bank was bailed out and subsequently sold by KfW, which at that time was IKB’s major shareholder. During the period of this latter appointment, Dr Bräunig temporarily ceased to perform his functions as member of the Executive Board of KfW.

Dr Bräunig studied law at the Universities of Mainz, Germany, and Dijon, France, and obtained a doctorate in law at the University of Mainz, Germany. His professional career began in 1984 with COMMERZBANK Aktiengesellschaft, Frankfurt am Main, Germany, in the Investment Banking department. Between 1986 and 1989, he worked for Airbus Industrie S.A.S. as Sales Finance Director in Toulouse, France and Washington, D.C., USA.

Dr Bräunig serves as chairman of the Supervisory Boards of pbb Deutsche Pfandbriefbank AG, Munich, Germany, and Hypo Real Estate Holding AG, Munich, Germany. He is also member of the Strategic Committee of AFT (Agence France Tresor), Paris, France, and Chairman of the Advisory Council of True Sale International GmbH, Frankfurt am Main, Germany.

Dr Ingrid Hengster

Age: 54

Dr Ingrid Hengster became a member of KfW’s Executive Board in April 2014. She is responsible for Domestic Promotional Business (Mittelstandsbank, Kommunal- und Privatkundenbank/Kreditinstitute), Sales, New Business Credit Service and Environmental Issues. Dr Hengster’s current tenure will end in 2018.

Dr Hengster holds a Ph.D. in Law from the University of Salzburg, Austria. Dr Hengster started her career as project manager at Oesterreichische Kontrollbank AG, Austria, in 1984. In 1986, she joined COMMERZBANK Aktiengesellschaft where she became Vice President in the privatization and project finance group. From 1995 to 1998, Dr Hengster served as Head of Acquisition Financing and Structured Financing in the German practice of UBS Deutschland AG. Subsequently, she worked as Managing Director of the investment banking arm of Credit Suisse First Boston. In 2005, she joined ABN AMRO Bank (Deutschland) AG as CEO and Country Executive & Head of Global Clients Germany and Austria. From 2008 to 2014, Dr Hengster was Country Executive Germany, Austria & Switzerland of The Royal Bank of Scotland and CEO of the management board of The Royal Bank of Scotland (Deutschland) AG. Dr Hengster is member of the supervisory board of ThyssenKrupp AG, Essen, Germany. Additionally, she serves as expert on the board of directors of the European Investmentbank, Luxemburg.

Dr Norbert Kloppenburg

Age: 58

Dr Norbert Kloppenburg became a member of KfW’s Executive Board in January 2007. He is in charge of International Finance (KfW Entwicklungsbank, DEG, Export and project finance). Dr Kloppenburg’s current tenure will end in 2016.

Dr Kloppenburg joined KfW Group in 1989 as Project Manager in the West Africa department of KfW Entwicklungsbank. In 1998, he became First Vice President and Head of the Export and Project Finance, Energy and Environmental Technology department. In 2002, he became Senior Vice President and Head of the Asia and Europe department of KfW Entwicklungsbank.

Dr Kloppenburg studied agricultural economics and social sciences at the University of Bonn, Germany and obtained an agricultural doctorate there. From 1982 until 1989, Dr Kloppenburg worked as a consultant for the Ministry of Planning in Bujumbura, Burundi. From 1985 to 1989, he worked as a representative of the German Konrad-Adenauer-Foundation in New Delhi and Madras, India.

Dr Kloppenburg serves as Chairman of the Supervisory Board of KfW IPEX-Bank, Frankfurt am Main, Germany, deputy Chairman of the Supervisory Board of DEG, Cologne, Germany, and is member of the Supervisory Boards Deutsche Energie-Agentur, Berlin, Germany, and Hamburger Hafen und Logistik AG, Hamburg, Germany.

Dr Edeltraud Leibrock

Age: 50

Dr Edeltraud Leibrock joined KfW Group as a member of KfW’s Executive Board in October 2011. She is in charge of Organization and Consulting and Transaction Management. Dr Leibrock’s current tenure will end in September 2015.

Dr Leibrock studied mathematics, biology and physics at the University of Regensburg, Germany, and graduated with degrees in biology and physics in 1992. In 1996, she obtained a doctorate in natural sciences at the Technical University Hamburg, Germany. From 2009 to 2011, Dr Leibrock directed the Group IT division of BayernLB, Munich, Germany, as its Chief Information Officer and Executive Manager. From 2000 to 2009, she worked as a management consultant at the Boston Consulting Group, focusing on banks and financial services. From 1998 to 1999, Dr Leibrock was a visiting scientist at NOAA (National Oceanic and Atmospheric Admin / Department of Commerce) in Boulder, Colorado, USA.

Dr Leibrock is member of the Supervisory Board of Deutsche Flugsicherung GmbH, Langen, Germany. In addition, Dr Leibrock exercises a supervisory function at Frankfurter Stiftungskrankenhäuser e.V., Frankfurt, Germany and is member of the Executive Board of the KfW Foundation.

Bernd Loewen

Age: 49

Bernd Loewen joined KfW Group as a member of KfW’s Executive Board in July 2009. He is in charge of Risk Management and Controlling, Accounting, and Portfolio Credit Service and Information Technology. Mr Loewen’s second tenure will end in 2019.

Mr Loewen studied business administration at the University of Münster, Germany and graduated in 1991. From 2005 to 2009, he was a member of the Management Board of BRE Bank SA, Warsaw, Poland. Prior to that, he worked nine years at COMMERZBANK Aktiengesellschaft, first in the Frankfurt am Main, Germany, based Group Strategy and Equity Derivatives Trading departments and later as Managing Director of the New York, USA, based subsidiary Commerz Capital Markets Corporation.

Mr Loewen is a member of the supervisory board of KfW IPEX-Bank, Frankfurt am Main, Germany, a member of the supervisory board of The Currency Exchange Fund (TCX), Amsterdam, Netherlands, and an advisory member of the steering committee of the Sonderfonds Finanzmarktstabilisierung, known as SoFFin, Berlin, Germany. In addition, Bernd Loewen is a member of the executive board of Gesellschaft für Risikomanagement und Regulierung e.V., Frankfurt am Main, Germany and a member of the supervisory board of Senckenberg Gesellschaft für Naturforschung (SGN), Frankfurt a. M., Germany.

For information on the remuneration of the Executive Board, see note 81 to the financial statements included in Exhibit  (e) to this annual report.

Board of Supervisory Directors

The Board of Supervisory Directors generally has 37 members and consists of the Federal Minister of Finance; the Federal Minister for Economic Affairs and Energy; the Federal Minister for Foreign Affairs; the Federal Minister of Food and Agriculture; the Federal Minister of Transport and Digital Infrastructure; the Federal Minister for Economic Cooperation and Development; the Federal Minister for the Environment, Nature Conservation, Building and Nuclear Safety; seven members appointed by the Bundesrat; seven members appointed by the Bundestag; five representatives of commercial banks; two representatives of industry; one representative each of the local municipalities, agricultural, skilled crafts, trade and housing sectors; and four representatives of the trade unions. The representatives of the commercial banks, industry, the local municipalities, agricultural, skilled crafts, trade and housing sectors, and the trade unions are appointed by the Federal Government after consultation with their constituencies.

The Federal Minister of Finance and the Federal Minister for Economic Affairs and Energy serve as Chairman and Deputy Chairman of the Board of Supervisory Directors on a year-by-year rotating basis, with the former serving as Chairman for the year 2015. The term of office of all Federal Ministers on KfW’s Board of Supervisory Directors corresponds to their term of office as Federal Minister, while the other members of the Board of Supervisory Directors are personally appointed for a term of three years.

The Board of Supervisory Directors supervises the overall conduct of KfW’s business and the administration of its assets. It may give the Executive Board general directives. In particular, the Board of Supervisory Directors (via its Risk and Credit Committee) generally must approve, inter alia, short-term financing, loan commitments to a single borrower exceeding EUR 50 million for non-investment grade, or unrated borrowers, certain unsecured loans, and loan commitments exceeding EUR 100 million to investment grade borrowers. The Board of Supervisory Directors may reserve the right to approve other transactions or types of transactions. However, it is not authorized to represent KfW or to commit funds on KfW’s behalf.

As disclosed under “KfW—General—Supervision and Regulation,” bank regulatory requirements for corporate governance generally have begun to apply to KfW by analogy in 2014.

In order to reflect these requirements, the Board of Supervisory Directors’ committee structure was adjusted. As a result of these adjustments, KfW’s Board of Supervisory Directors’ committee structure now comprises a Presidial and Nomination Committee (Präsidial- und Nominierungsausschuss), a Remuneration Committee (Vergütungskontrollausschuss), a Risk and Credit Committee (Risiko- und Kreditausschuss) and an Audit Committee (Prüfungsausschuss). In order to establish the legal basis for these adjustments, KfW’s Bylaws were amended accordingly and entered into force on August 1, 2014.

The Presidial and Nomination Committee is responsible for dealing with legal and administrative matters as well as fundamental business and corporate policy issues. It may take decisions on the Board of Supervisory Director’s behalf in urgent matters (Eilentscheidung). Additionally, it regularly assesses the Executive Board and the Board of Supervisory Directors, provides recommendations for suitable candidates to the Executive Board and may assist the responsible federal agencies in appointing members to the Board of Supervisory Directors. The Remuneration Committee is responsible for dealing with the systems of remuneration for the Executive Board and KfW employees and their consequences for KfW’s risk, capital and liquidity management and advises the Presidial and Nomination Committee with respect to the remuneration paid to the members of the Executive Board. The Risk and Credit Committee advises the Board of Supervisory Directors regarding, in particular, the current and future overall risk tolerance and strategy of KfW. It is responsible for approving loans and equity investments at the operational level that exceed certain thresholds as set forth in KfW’s Bylaws, as well for authorizing the issuance of debt securities, borrowings in foreign currencies and swap transactions. The Audit Committee monitors in particular the accounting process and the effectiveness of the risk management system, especially the internal control system and the internal audit system. It monitors the performance of the audits of the annual financial statements and the timely correction of any errors identified by the auditor. Furthermore, the Audit Committee provides recommendations to the Board of Supervisory Directors regarding the approval of the annual unconsolidated financial statements and the adoption of the annual consolidated financial statements. The Presidial and Nomination Committee and the Remuneration Committee will, as a general rule, be chaired by the Chairperson of the Board of Supervisory Directors. The Risk and Credit Committee and the Audit Committee, as a general rule, will be chaired by a representative of the banking sector.

As of April 16, 2015, the members of the Board of Supervisory Directors were:

Name	Position
Jan Bettink	President of the Verband Deutscher Pfandbriefbanken (vdp); representative of the mortgage banks
Anton F. Börner	President of the Bundesverband Großhandel, Außenhandel, Dienstleistungen (BGA) e.V.; representative of the wholesale and foreign trade sector
Hans-Dieter Brenner	Chairman of the Executive Board of Helaba Landesbank Hessen-Thüringen, Frankfurt/Main; representative of a credit institution prominent in the field of industrial credit
Frank Bsirske	Chairman of ver.di – Vereinigte Dienstleistungsgewerkschaft; representative of the trade unions
Jens Bullerjahn	Minister of Finance of the State of Saxony-Anhalt; appointed by the Bundesrat
Alexander Dobrindt	Federal Minister of Transport and Digital Infrastructure
Georg Fahrenschon	President of the Deutscher Sparkassen- und Giroverband (DSGV); representative of the savings banks
Robert Feiger	Chairman of the IG Bauen-Agrar-Umwelt (construction, agriculture and environment); representative of the trade unions
Klaus-Peter Flosbach	Member of Parliament; appointed by the Bundestag
Sigmar Gabriel	Federal Minister for Economic Affairs and Energy; Chairman in 2014
Hubertus Heil	Member of Parliament; appointed by the Bundestag
Dr Barbara Hendricks	Federal Minister for the Environment, Nature Conservation, Building and Nuclear Safety
Prof Dr Hans-Günter Henneke	Managing Member of the Executive Committee of the German County Association; representative of the local municipalities
Gerhard Hofmann	Member of the Board of Managing Directors of Bundesverband der Deutschen Volksbanken und Raiffeisenbanken e.V. (BVR); representative of the cooperative banks
Reiner Hoffmann	Chairman of the Deutscher Gewerkschaftsbund; representative of the trade unions
Bartholomäus Kalb	Member of Parliament; appointed by the Bundestag
Dr Markus Kerber	Executive Director of the Bundesverband der Deutschen Industrie e.V. (BDI); representative of the industry
Stefan Körzell	Member of the Federal Executive Committee of Deutscher Gewerkschaftsbund (DGB); representative of the trade unions
Matthias Kollatz-Ahnen	Senator for Finance in the city state of Berlin, appointed by the Bundesrat
Dr h.c. Jürgen Koppelin	Former Member of Parliament; appointed by the Bundestag
Dr Gesine Lötzsch	Member of Parliament; appointed by the Bundestag
Dr Gerd Müller	Federal Minister for Economic Cooperation and Development
Joachim Rukwied	President of the Deutscher Bauernverband e.V. (DBV); representative of the agricultural sector
Dr Wolfgang Schäuble	Federal Minister of Finance; Deputy Chairman in 2014
Dr Nils Schmid	Minister of Finance and Economic Affairs of the State of Baden-Württemberg; appointed by the Bundesrat

Name	Position
Christian Schmidt	Federal Minister of Food and Agriculture
Andreas Schmitz	Member of the Presidency of the Bundesverband Deutscher Banken e.V. (BdB); Chairman of the Management Board of HSBC Trinkaus & Burkhardt AG; representative of the commercial banks
Carsten Schneider	Member of Parliament; appointed by the Bundestag
Peter-Jürgen Schneider	Minister of Finance of the State of Lower Saxony; appointed by the Bundesrat
Holger Schwannecke	Secretary General of the Zentralverband des Deutschen Handwerks (ZDH); representative of the skilled crafts sector
Erwin Sellering	Minister President of the State of Mecklenburg-Vorpommern; appointed by the Bundesrat
Dr Markus Söder	State Minister of Finance of the Free State of Bavaria; appointed by the Bundesrat
Dr Frank-Walter Steinmeier	Federal Minister for Foreign Affairs
Dr Norbert Walter-Borjans	Minister of Finance of the State of Northrhine-Westphalia; appointed by the Bundesrat
Dr Martin Wansleben	Chief Executive of the Deutscher Industrie- und Handelskammertag e.V. (DIHK); representative of the industry
Dr Kai H. Warnecke	Chief Executive of Haus & Grund Germany; representative of the housing sector

For information concerning the remuneration of the Board of Supervisory Directors, see note 81 to the financial statements included in Exhibit (e) to this annual report.

Employees

In 2014, KfW Group employed an average of 5,518 persons (excluding members of the Executive Board and trainees, but including temporary personnel) (2013: 5,374 persons). Approximately 31% of KfW’s staff is covered by collective bargaining agreements. KfW provides employee benefits such as pensions to its employees.

Of KfW Group’s staff, approximately 24% is engaged in KfW’s domestic business activities, 23% in promotion of developing and transition countries, 12% in export and project finance, and the balance in KfW’s accounting, disbursements, collateral, funding and lending support departments and in general administrative and staff functions.

For more information concerning KfW Group’s employees, see note 80 to the financial statements included in Exhibit (e) to this annual report.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/S/ DR GÜNTHER BRÄUNIG

Name: Dr Günther Bräunig
Title: Member of the Executive Board

By:	/S/ BERND LOEWEN

Name: Bernd Loewen
Title: Member of the Executive Board

Date: April 16, 2015